SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. __)


                        Wilsons The Leather Experts Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    972463103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 R. Ted Weschler
                       c/o Peninsula Capital Advisors, LLC
                404B East Main Street, Charlottesville, VA 22902
                                 (434) 297-0811
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 25, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   972463103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Peninsula Capital Advisors, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,095,571

9.   SOLE DISPOSITIVE POWER



10.  SHARED DISPOSITIVE POWER

     4,095,571

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,095,571

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.36%

14.  TYPE OF REPORTING PERSON

     OO

CUSIP No.  972463103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Peninsula Investment Partners, L.P. (f/k/a Peninsula Partners, L.P.)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,095,571

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,095,571


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,095,571

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.36%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.   972463103
            ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is Wilsons The Leather Experts Inc., a Minnesota corporation (the "Issuer"). The address of the Issuer's offices is 7401 Boone Avenue, North Brooklyn Park, Minnesota 55428. This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed by Peninsula Capital Advisors, LLC, a Delaware limited liability company, whose principal business address is located at 404B East Main Street, Charlottesville, VA 22902 ("PCA"). PCA is the investment manager of Peninsula Investment Partners, L.P. (f/k/a Peninsula Partners, L.P.), a Delaware limited partnership ("PIP"). Mr. R. Ted Weschler is the sole managing member of PCA and is responsible for making investment decisions with respect to PCA and PIP.

     (d) None of Mr. Weschler, PCA nor PIP has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of Mr. Weschler, PCA nor PIP has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, PCA and PIP (the "Reporting Persons") may be deemed to beneficially own 4,095,571 Shares. The 4,095,571 Shares include 1,428,571 Shares that may be acquired upon the exercise of a Warrant to Subscribe for and Purchase Common Stock of the Issuer (the "Warrant"), which was issued to PIP in connection with PIP entering into a Common Stock and Warrant Purchase Agreement (the "Stock Purchase Agreement"), dated as of April 25, 2004, with the Issuer. The Warrant may be exercised after April 25, 2004 and expires on April 25, 2009. The Shares are held by PIP. The funds for the purchase of the Shares by PIP came from PIP's funds totaling approximately $12.1 million.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business, including the use of a margin account in the name of PIP.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     (a-j) The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes on behalf of PIP. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

     In an effort to protect their investment and the investments made on behalf of PIP, as well as to maximize shareholder value, the Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors. In this regard, as described above, PIP entered into the Stock Purchase Agreement with the Issuer for the purchase in a private placement of 12,820,513 Shares and an additional warrant to subscribe for and purchase 1,428,671 Shares. The closing of the transaction is subject to certain closing conditions.

     The Reporting Persons may also engage in and may plan for their engagement in:

     (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

     (2) an extraordinary corporate transaction, such as a merger,reorganization or liquidation, involving the Issuer;

     (3)  a sale or transfer of a material amount of assets of the Issuer;

     (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (5) any material change in the present capitalization or dividend policy of the Issuer;

     (6) any other material change in the Issuer's business or corporate structure;

     (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

     (10) any action similar to those enumerated above.

     Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.


     As of the date hereof, PCA and PIP may be deemed to be the beneficial owner of 4,095,571 Shares, constituting 18.36% of the Shares of the Issuer, based upon the 22,305,243 Shares outstanding as of April 5, 2004 (as provided by the Issuer and, including the 1,428,571 Shares that may be acquired upon the exercise of the Warrant).

     PCA and PIP have the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     PCA and PIP have the shared power to vote or direct the vote of the 4,095,571 Shares to which this filing relates.

     PCA and PIP have the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

     PCA and PIP have the shared power to dispose or direct the disposition of the 4,095,571 Shares to which this filing relates.

     PCA specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     There were no transactions in the Shares by PCA or PIP during the prior 60 days, other than the transactions described herein.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Common Stock and Warrant Purchase Agreement, dated as of April 25, 2004, between PIP and the Issuer is attached as Exhibit B hereto.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

     See Item 6.

--------------------------------------------------------------------------------

                                   SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                               April 28, 2004
                                     ----------------------------------------
                                                     (Date)


                                    PENINSULA CAPITAL ADVISORS, LLC

                                    By:  /s/ R. Ted Weschler
                                         ---------------------
                                         R. Ted Weschler
                                         Managing Member


                                    PENINSULA INVESTMENT PARTNERS, L.P.

                                    By:  Peninsula Capital Appreciation, LLC
                                         General Partner

                                    By:  /s/ R. Ted Weschler
                                         ---------------------
                                         R. Ted Weschler
                                         Managing Member



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                      Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13D, dated April 28, 2004, relating to the Common Stock par value $0.01 of Wilsons The Leather Experts Inc. shall be filed on behalf of the undersigned.


                                    PENINSULA CAPITAL ADVISORS, LLC

                                    By:  /s/ R. Ted Weschler
                                         ---------------------
                                         R. Ted Weschler
                                         Managing Member


                                    PENINSULA INVESTMENT PARTNERS, L.P.

                                    By:  Peninsula Capital Appreciation, LLC
                                         General Partner

                                    By: /s/ R. Ted Weschler
                                         ---------------------
                                         R. Ted Weschler
                                         Managing Member


April 28, 2004
--------------------
Date

03038.0001 #481736

                                                                      Exhibit B

                   COMMON STOCK AND WARRANT PURCHASE AGREEMENT

         This Common Stock and Warrant Purchase Agreement (this "Agreement") dated as of April 25, 2004, is made and entered by and among Wilsons The Leather Experts Inc., a Minnesota corporation (the "Company"), and the several purchasers identified on the signature pages hereto (each, including its respective successors and assigns, a "Purchaser" and collectively the "Purchasers").

         WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 506 promulgated thereunder, the Company desires to issue and/or sell to the Purchasers, and the Purchasers, severally and not jointly, desire (i) to purchase from the Company, at the Closing (as hereinafter defined), an aggregate of 17,948,718 shares of Common Stock (as hereinafter defined) (the "Shares") and warrants, exercisable for a period of five (5) years from the issuance thereof, to purchase an aggregate of up to 2,000,000 shares of Common Stock, and (ii) to acquire from the Company, upon the execution and delivery of this Agreement, warrants, exercisable for a period of five (5) years from the issuance thereof, to purchase an aggregate of up to an additional 2,000,000 shares of Common Stock, which warrants issued upon execution and delivery of this Agreement and at Closing shall be in the form of Exhibit A hereto (the warrants to be delivered pursuant to this Agreement upon execution and delivery of this Agreement or at Closing and all warrants issued in exchange or substitution therefor are referred to herein as the "Warrants").

         NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Purchasers agree as follows:

                                   ARTICLE I.
                                   DEFINITIONS

         1.1 Definitions. As used in this Agreement, the following terms shall have the meanings set forth in this Section 1.1:

         "Affiliate" means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 144.

         "Annual Report" means the draft of the Annual Report on Form 10-K for the fiscal year ended January 31, 2004 in substantially the form provided to the Purchasers prior to the date hereof.

         "Business Day" means any day except Saturday, Sunday and any day which shall be a federal legal holiday or a day on which banking institutions in the State of New York or State of Minnesota are authorized or required by law or other governmental action to close.

         "Closing" means the closing of the purchase and sale of the Shares and issuance of the Warrants pursuant to Section 2.1.

         "Closing Date" means the date of the Closing.

         "Commission" means the Securities and Exchange Commission.

         "Common Stock" means the common stock of the Company, $0.01 par value per share, and any securities that shall replace such common stock, whether by merger, recapitalization, or otherwise, or into which such common stock may hereafter be reclassified.

         "Company Counsel" means Faegre & Benson LLP, 2200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, Minnesota 55402.

         "Effective Date" means the date that the Registration Statement is first declared effective by the Commission.

         "Eligible Market" means any of the New York Stock Exchange, Inc., the American Stock Exchange, Inc., the Nasdaq National Market or the Nasdaq SmallCap Market.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended.

         "Nasdaq" means The Nasdaq Stock Market, Inc..

         "Per Share Purchase Price" equals $1.95.

         "Person" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

         "Proceeding" means an action, claim, suit, investigation or arbitration or other court case or alternative dispute resolution proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened in writing.

         "Purchaser Counsel" means Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004.

         "Registration Statement" means a registration statement meeting the requirements set forth in the Registration Rights Agreement and covering the resale of the Shares, Warrant Shares and other Registrable Securities (as such term is defined in the Registration Rights Agreement) by the Purchasers.

         "Registration Rights Agreement" means the Registration Rights Agreement, dated as of the date of this Agreement, by and among the Company and the Purchasers, in the form of Exhibit B.

         "Rule 144" means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

         "Securities Act" means the Securities Act of 1933, as amended.

         "Subsidiary" means any subsidiary of the Company that is required to be listed in Schedule 3.1(a).

         "Trading Day" means (i) a day on which the Common Stock is traded, listed or quoted on a Trading Market, or (ii) if the Common Stock is not traded, listed or quoted on a Trading Market, a day on which the Common Stock is traded or quoted in the over-the-counter market, as reported by the OTC Bulletin Board, or (iii) if the Common Stock is not traded or quoted on the OTC Bulletin Board, a day on which the Common Stock is traded or quoted in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding its functions of reporting prices); provided, that in the event that the Common Stock is not traded, listed or quoted as set forth in (i), (ii) and (iii) hereof, then Trading Day shall mean a Business Day.

         "Trading Market" means the Nasdaq National Market or any other national securities exchange, market or trading or quotation facility on which the Common Stock is then traded, listed or quoted.

         "Transaction Documents" means this Agreement, the Warrants, the Registration Rights Agreement and any other documents or agreements executed in connection with the transactions contemplated hereby.

         "Voting Agreement - Individual Shareholders" means the Voting Agreement among Joel Waller, David Rogers and related Persons, and the Company in the form of Exhibit C.

         "Voting Agreement - Peninsula" means the Voting Agreement among Peninsula Investment Partners, L.P. ("Peninsula") and the Company in the form of Exhibit D.

         "Warrant Shares" means the shares of Common Stock issuable upon exercise of the Warrants and all shares of Common Stock issued in exchange or substitution therefor.

         "Warrant Share Purchase Price" means such price at which the Warrants are exercisable for Common Stock pursuant to the Warrants.

                                   ARTICLE II.
                                PURCHASE AND SALE

         2.1 Closing. The Closing of the sale and purchase of the Shares shall take place at the offices of the Company Counsel at 9:30 a.m. (Central Daylight time) on July 1, 2004 if all conditions to Closing set forth in Sections 2.2 and
2.3 hereof have been satisfied or waived, or, if later, on the second Business Day after satisfaction or waiver of the conditions to Closing (or such other date as is mutually agreed to by the Company and each Purchaser).

         2.2  Deliveries.

              (a) On the date that this Agreement is executed, (A) the Company shall deliver to the Purchasers (i) this Agreement, a Registration Rights Agreement, and the Voting Agreement - Individual Shareholders, (ii) Warrants in respect of the number of Warrant Shares indicated below such Purchaser's name on the signature page of this Agreement as being subject to issuance at the time of execution and delivery of this Agreement, registered in the name of such Purchaser or its nominee, and (iii) letters addressed to each of Peninsula Capital Advisors, L.L.C. and Quaker Capital Management waiving the requirements of Section 2(b) of their respective Confidentiality Agreements with the Company, dated April 16, 2004 and April 19, 2004, respectively, in respect of the transactions contemplated by this Agreement and the exercise by any Purchaser or assignee thereof that is an affiliate of Peninsula Capital Advisors L.L.C. or Quaker Capital Management, at any time and from time to time, of all of its rights as a security holder of the Company or otherwise, each of (i) to (iii) duly executed by the Company, and (iv) a legal opinion of Company Counsel substantially in the form of Exhibit E hereto, (B) each Purchaser shall deliver to the Company this Agreement and a Registration Rights Agreement, each duly executed by such Purchaser, and (C) Peninsula shall deliver to the Company the Voting Agreement - Peninsula.

              (b) At the Closing, the Company shall deliver or cause to be delivered to each Purchaser the following:

                 (i) a certificate evidencing the number of Shares equal to the number of Shares indicated below such Purchaser's name on the signature page of this Agreement, registered in the name of such Purchaser or its nominee;

                 (ii) Warrants in respect of the number of Warrant Shares indicated below such Purchaser's name on the signature page of this Agreement as being subject to issuance at Closing; and

                 (iii) a legal opinion of Company Counsel, substantially in the form of Exhibit F hereto.

              (c) At the Closing, each Purchaser shall deliver or cause to be delivered to the Company, in United States dollars in immediately available funds by wire transfer to an account designated in writing by the Company for such purpose, the Per Share Purchase Price for the Shares being purchased by such Purchaser, as indicated on such Purchaser's signature page to this Agreement, multiplied by the number of Shares being purchased by such Purchaser.

         2.3 Conditions to Closing. The obligation of the Purchasers to purchase the Shares at the Closing is subject to satisfaction or waiver by each Purchaser of each of the following conditions: (1) the Common Stock is listed for trading on a Trading Market; (2) the representations and warranties of the Company are true and correct (without giving effect to any materiality qualifiers contained therein) on the date hereof and on the Closing Date (except for representations and warranties that speak as of a specific date, which shall be true and correct as of that date) except to the extent that any inaccuracies in such representations and warranties do not have a Material Adverse Effect (as hereinafter defined); (3) Mr. R. Ted Weschler shall have been duly appointed or elected to serve as a Class II director of the Company for a remaining term of not less than two years; (4) the Company shall have delivered an officer's certificate to the Purchasers confirming clauses (1), (2) and (3) of this
Section 2.3; (5) the Stockholder Approval (as defined herein) shall have been obtained or the Company shall have obtained a waiver from Nasdaq of its requirement that Stockholder Approval be obtained; (6) the documents listed in
Section 2.2(a) shall have been duly executed and delivered as required thereby and (7) any consents under the revolving credit agreement of the Company necessary to consummate the transactions contemplated by this Agreement shall have been obtained. The Company shall not be obligated to sell any Shares at Closing unless each Purchaser purchases the number of Shares indicated below such Purchaser's name on the signature page of this Agreement.

                                  ARTICLE III.
                         REPRESENTATIONS AND WARRANTIES

         3.1 Representations and Warranties of the Company. The Company hereby makes the following representations and warranties to the Purchasers:

              (a) Subsidiaries. The Company has no direct or indirect subsidiaries other than those listed in Schedule 3.1(a). Except as disclosed in
Schedule 3.1(a), the Company owns, directly or indirectly, all of the capital stock of each Subsidiary free and clear of any lien, charge, security interest, encumbrance, right of first refusal or other restriction (collectively, "Liens"), and all the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights.

              (b) Organization and Qualification. Each of the Company and the Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (as applicable), with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not, individually or in the aggregate, (i) adversely affect the legality, validity or enforceability of any Transaction Document, (ii) have or result in a material adverse effect on the results of operations, assets, prospects, business or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or (iii) adversely impair the Company's ability to perform fully on a timely basis its obligations under any Transaction Document (other than any such effect of the nature referred to in clause (ii) resulting from (1) any change, event, occurrence, or condition generally affecting the industry in which the Company and its Subsidiaries operate, (2) general economic or securities market conditions in the United States, (3) the public announcement or existence of this Agreement and the transactions contemplated hereby, (4) acts of terrorism or war (whether or not declared), or (5) any change, event, occurrence or condition resulting from or relating to compliance with the terms of, or the taking of any action required by, this Agreement) (any of (i), (ii) or (iii), a "Material Adverse Effect").

              (c) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents and otherwise to carry out its obligations thereunder. The execution and delivery of each of the Transaction Documents by the Company and the consummation by it of the transactions contemplated thereby have been duly authorized by all necessary action on the part of the Company and no further action (other than Stockholder Approval) will be required by the Company. Each Transaction Document has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and general principles of equity. Neither the Company nor any Subsidiary is in violation of any of the provisions of its respective certificate or articles of incorporation, by-laws or other organizational or charter documents.

              (d) No Conflicts. Except as set forth in Schedule 3.1(d), the execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated thereby do not and will not (i) conflict with or violate any provision of the Company's or any Subsidiary's certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any material agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

              (e) Filings, Consents and Approvals. Except as set forth in
Schedule 3.1(e), the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than
(1) Stockholder Approval, (2) the filing with the Commission of the Registration Statement, and (3) the application with the Trading Market for the listing of the Shares for trading thereon in the time and manner required thereby (collectively, the "Required Approvals").

              (f) Issuance of the Shares, Warrants and Warrant Shares. The Shares and the Warrants, when issued and paid for pursuant to the terms of this Agreement, will be duly authorized, validly issued and outstanding, fully paid, nonassessable and free and clear of all Liens and the Warrant Shares issuable upon exercise of the Warrants have been reserved for issuance based upon the initial Warrant Purchase Price and when issued upon exercise in accordance with the terms of the Warrants will be duly authorized, validly issued and outstanding, fully paid, nonassessable and free and clear of all Liens.

              (g) Capitalization. The number of shares and type of all authorized, issued and outstanding capital stock of the Company is set forth in
Schedule 3.1(g). No securities of the Company are entitled to preemptive or similar rights, and no Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. Except as a result of the purchase and sale of the Shares and issuance of the Warrants and except as disclosed in
Schedule 3.1(g), there are no outstanding options, warrants, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of Common Stock, or securities or rights convertible or exchangeable into shares of Common Stock. The issuance and sale of the Shares and the issuance and sale of the Warrants will not obligate the Company to issue shares of Common Stock or other securities to any Person (other than the Purchasers) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under such securities.

              (h) SEC Reports; Financial Statements. Since February 1, 2002, the Company has filed all reports required to be filed by it under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, (the foregoing materials being collectively referred to herein as the "SEC Reports" and, together with the Schedules to this Agreement and the Annual Report, the "Disclosure Materials") on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. The Company has delivered to the Purchasers a copy of all SEC Reports filed within the 10 days preceding the date hereof and a copy of the Annual Report. As of their respective dates, the SEC Reports complied, and the Annual Report will comply, in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports and the Annual Report comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved ("GAAP"), except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial position of the Company and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments or other adjustments reflected in the Annual Report.

              (i) Material Changes. Since the date of the latest financial statements included within the Annual Report, except as specifically disclosed in the Annual Report, (i) there has been no event, occurrence or development on or prior to the date of this Agreement that has had or that would reasonably be expected to result in a Material Adverse Effect (for purposes of this Section 3.1(i), the Company's information contained in the Annual Report or the effect of such information on the price of the Common Stock shall not constitute a Material Adverse Effect), (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and
(B) liabilities not required to be reflected in the Company's financial statements pursuant to GAAP or required to be disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting or the identity of its auditors, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock, and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company stock option plans. The Company does not have pending before the Commission any request for confidential treatment of information.

              (j) Litigation. Except as set forth in Schedule 3.1(j), there is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an "Action") which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or (ii) would, if there were an unfavorable decision, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect. Except as set forth in Schedule 3(j), neither the Company nor any Subsidiary, nor any officer thereof, is or has been, nor any director thereof is or has been for the last three years, the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. There has not been, and, to the knowledge of the Company, there is not pending or contemplated, any investigation by the Commission involving the Company or any current or former director that was a director of the Company at any time during the last three years or officer of the Company. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act.

              (k) Labor Relations. Except as set forth in Schedule 3.1(k), no material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company.

              (l) Compliance. Neither the Company nor any Subsidiary (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other material agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived),
(ii) is in violation of any order of any court, arbitrator or governmental body, or (iii) is or has been in violation of any statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

              (m) Regulatory Permits. The Company and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such permits would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect ("Material Permits"), and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.

              (n) Title to Assets. Except as set forth in Schedule 3.1(n), the Company and the Subsidiaries have good and marketable title in fee simple to all real property owned by them that is material to the business of the Company and the Subsidiaries and good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for (i) Liens for taxes not yet delinquent, (ii) immaterial mechanics' and materialmen's liens (and other similar Liens), and immaterial Liens under operating and similar agreements, to the extent that the same relate to expenses incurred in the ordinary course of business that are not yet due, (iii) those that are routine governmental approvals and (iv) Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries. Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases of which the Company and the Subsidiaries are in compliance.

              (o) Patents and Trademarks. The Company and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, licenses and other similar rights that are necessary or material for use in connection with their respective businesses as described in the SEC Reports and which the failure to so have would have, or reasonably be expected to result in, a Material Adverse Effect (collectively, the "Intellectual Property Rights"). Except as set forth in Schedule 3.1(o), neither the Company nor any Subsidiary has received a written notice that the Intellectual Property Rights used by the Company or any Subsidiary violates or infringes upon the rights of any Person which if determined adversely to the Company would, individually or in the aggregate have a Material Adverse Effect. To the knowledge of the Company, all such Intellectual Property Rights are enforceable and there is no existing material infringement by another Person of any of the Intellectual Property Rights.

              (p) Insurance. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business.

              (q) Transactions With Affiliates and Employees. Except as set forth in SEC Reports, none of the officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or, except for the transactions contemplated by this Agreement, is an officer, director, trustee or partner.

              (r) Internal Accounting Controls. The Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability,
(iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

              (s) Certain Fees. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or brokers' commissions (other than for persons engaged by any Purchaser or its investment advisor) relating to or arising out of the transactions contemplated hereby. The Company shall pay, and hold each Purchaser harmless against, any liability, loss or expense (including, without limitation, attorney's fees and out-of-pocket expenses) arising in connection with any such claims. The Company acknowledges that it has engaged Financo as a financial advisor (the "Agent") in connection with the sale of the Shares and the issuance of the Warrants. Other than the Agent, the Company has not engaged any placement agent or other agent in connection with the sale of the Shares and the issuance of the Warrants.

              (t) Private Placement. Assuming the accuracy of the Purchasers' representations and warranties set forth in Section 3.2(b)-(e), no registration under the Securities Act is required for the offer and sale of the Shares, the issuance of the Warrants and the offer of the Warrant Shares by the Company to the Purchasers as contemplated hereby.

              (u) Form S-3 Eligibility. The Company is eligible to register the resale of its Common Stock for resale by the Purchasers under Form S-3 promulgated under the Securities Act.

              (v) Listing and Maintenance Requirements. The Company has not, in the two years preceding the date hereof and through the date of this Agreement, received notice (written or oral) from any Eligible Market on which the Common Stock is or has been listed or quoted, or any Trading Market, to the effect that the Company is not in compliance with the listing or maintenance requirements of such Eligible Market or Trading Market. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements. The issuance and sale of the Shares and Warrants and the offer of the Warrant Shares and Warrants and the offer of the Warrant Shares hereunder does not contravene the rules and regulations of any Eligible Market or Trading Market if the Stockholder Approval required for the Company to issue and deliver to the Purchasers the Shares and Warrant Shares contemplated by this Agreement is obtained.

              (w) Registration Rights. Except as described in Schedule 3.1(w), the Company has not granted or agreed to grant to any Person any rights (including "piggy-back" registration rights) to have any securities of the Company registered with the Commission or any other governmental authority that have not been satisfied.

              (x) Application of Takeover Protections. Presuming that the representations and warranties in Section 3.2(g) are true and correct, prior to the execution and delivery of this Agreement, the Company and its Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, or other similar anti-takeover provision under the Company's Articles of Incorporation (or similar charter documents) or the laws of its state of incorporation that is or could become applicable to the Purchasers as a result of the Purchasers and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including without limitation the Company's issuance of the Shares and Warrants and the Purchasers' ownership of the Shares and Warrants, and upon exercise of the Warrants and payment of the Purchase Price, the Company's issuance and the Purchaser's ownership of the Warrant Shares; provided that no representation is made as to the applicability of Section 302A.673 of the Minnesota Statutes (known as the Minnesota Business Combination
Act) to any assignees of the Purchasers who, after giving effect to the assignment, beneficially own ten percent or more of the voting power of the outstanding shares of the Company entitled to vote or as to the applicability of
Section 302A.553, Subd. 3, of the Minnesota Statutes (known as the Minnesota Anti-Greenmail Act) to Purchasers who beneficially own more than five percent of the voting power of the outstanding shares of the Company if the shares have been beneficially owned thereby for less than two years.

              (y) Disclosure and Warrants. The Company confirms that neither it nor any other Person acting on its behalf has provided any of the Purchasers or their agents or counsel with any information that, after the filing of the Annual Report with the Commission, the Company believes constitutes material, non-public information. The Company understands and confirms that the Purchasers will rely on the foregoing representations in effecting transactions in securities of the Company. All disclosure provided to the Purchasers regarding the Company, its business and the transactions contemplated hereby, including the Schedules to this Agreement and Annual Report, furnished by or on behalf of the Company are true and correct and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

         3.2 Representations and Warranties of the Purchasers. Each Purchaser hereby, for itself and for no other Purchaser, represents and warrants to the Company as follows:

              (a) Organization; Authority. Such Purchaser is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite corporate or partnership power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations thereunder. The execution, delivery and performance by such Purchaser of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate or partnership action on the part of such Purchaser. Each of this Agreement and the Registration Rights Agreement has been duly executed by such Purchaser, and, when delivered by such Purchaser in accordance with terms hereof, will constitute the valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and general principles of equity.

              (b) Investment Intent. The Shares and the Warrants being acquired by such Purchaser hereunder are being purchased and acquired, and the Warrant Shares acquired by such Purchaser upon exercise of such Warrants will be acquired, for such Purchaser's own account and not with the view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act without prejudice, however, to such Purchaser's right at all times to sell or otherwise dispose of all or any part of such Shares, Warrants, or upon exercise, Warrant Shares in compliance with applicable federal and state securities laws. Nothing contained herein shall be deemed a representation or warranty by such Purchaser to hold the Shares, Warrants or Warrant Shares for any period of time. Such Purchaser does not have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Shares, Warrants or Warrant Shares.

              (c) Purchaser Status. Such Purchaser is an "accredited investor" as defined in Rule 501(a) under the Securities Act. Such Purchaser is not a registered broker-dealer under Section 15 of the Exchange Act.

              (d) Experience of such Purchaser. Such Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares and Warrant Shares, and has so evaluated the merits and risks of such investment. Such Purchaser is able to bear the economic risk of an investment in the Shares and Warrant Shares and, at the present time, is able to afford a complete loss of such investment.

              (e) General Solicitation. To the knowledge of such Purchaser, such Purchaser is not purchasing the Shares or acquiring the Warrants as a result of any advertisement, article, notice or other communication regarding the Shares or Warrant Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

              (f) Access to Information. Such Purchaser acknowledges that it has reviewed the Disclosure Materials and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Shares and Warrants and the merits and risks of investing in the Shares and Warrant Shares; (ii) access to information about the Company and the Subsidiaries and their respective financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investments; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment. Neither such inquiries nor any other investigation conducted by or on behalf of such Purchaser or its representatives or counsel shall modify, amend or affect such Purchaser's right to rely on the truth, accuracy and completeness of the Disclosure Materials and the Company's representations and warranties contained in the Transaction Documents.

              (g) Facts Related to Inapplicability of Takeover Protection. Peninsula Investment Partners, L.P., for itself and no other Purchaser, represents and warrants that David Rogers is, and at Closing will be, a duly elected, appointed or otherwise designated officer of Peninsula Investment Partners, L.P. Quaker Capital Partners I, LP (QCPI) and Quaker Capital Partners II, LP (QCPII), each for itself and no other Purchaser, represents and warrants that such Purchaser (whether QCPI or QCPII), immediately prior to the execution and delivery of this Agreement, is not the beneficial owner of 10% or more of the voting power of the outstanding shares entitled to vote of the Company and is not, immediately prior to the execution of this Agreement, an affiliate or associate of the Company, for which purposes the terms "beneficial owner," "affiliate," and "associate" shall have the meanings set forth in the respective definitions thereof in the Minnesota Business Corporation Act.

         The Company acknowledges and agrees that each Purchaser does not make or has not made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in this
Section 3.2.

                                   ARTICLE IV.
                         OTHER AGREEMENTS OF THE PARTIES

         4.1 Transfer Restrictions.

              (a) Shares, Warrants and Warrant Shares may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of Shares, Warrants or Warrant Shares other than pursuant to an effective registration statement, to the Company, to an Affiliate of a Purchaser who is an "accredited investor" as defined in Rule 501(a) under the Securities Act, in connection with a pledge as contemplated in Section 4.1(b) or after the legend contained in Section 4.1(b) is removed from the Shares or Warrant Shares as provided in Section 4.1(c), the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Shares or Warrant Shares under the Securities Act. As a condition of transfer, other than a transfer pursuant to an effective registration statement or pursuant to any open market sale under Rule 144 or any private sale under Rule 144(k), any such transferee shall agree in writing to be bound by the terms of this Agreement and shall have the rights of a Purchaser under this Agreement and the Registration Rights Agreement.

              (b) The Purchasers agree to the imprinting, so long as is required by this Section 4.1(b), of the following legend on any of the Shares, Warrants or Warrant Shares:

               THE SHARES [WARRANTS] REPRESENTED HEREBY HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THESE SHARES [WARRANTS] MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SHARES [WARRANTS].

              The Company acknowledges and agrees that a Purchaser may from time to time pledge pursuant to a bona fide margin agreement or grant a security interest in some or all of the Shares, Warrants or Warrant Shares and, if required under the terms of such arrangement, such Purchaser may transfer pledged or secured Shares, Warrants or Warrant Shares to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of the pledgee, secured party or pledgor shall be required in connection therewith. Further, no notice shall be required of such pledge. At the appropriate Purchaser's expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Shares, Warrants or Warrant Shares may reasonably request in connection with a pledge or transfer of the Shares, including the preparation and filing of any required prospectus supplement under Rule 424(b)(3) of the Securities Act or other applicable provision of the Securities Act to appropriately amend the list of Selling Stockholders thereunder.

              (c) Certificates evidencing Shares and Warrant Shares shall not contain any legend (including the legend set forth in Section 4.1(b)), (i) while a registration statement (including the Registration Statement) covering the resale of such security is effective under the Securities Act, or (ii) following any sale of such Shares or Warrant Shares pursuant to Rule 144, or (iii) if such Shares or Warrant Shares are eligible for sale under Rule 144(k), or (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the Staff of the Commission). The Company shall cause its counsel to issue the legal opinion included in the transfer agent instructions to the Company's transfer agent on the Effective Date. The Company agrees that following the Effective Date or at such time as such legend is no longer required under this Section 4.1(c), it will, no later than ten Trading Days following the delivery by a Purchaser to the Company or the Company's transfer agent of a certificate representing Shares or Warrant Shares issued with a restrictive legend, deliver or cause to be delivered to such Purchaser a certificate representing such Shares or Warrant Shares that is free from all restrictive and other legends. The Company may not make any notation on its records or give instructions to any transfer agent of the Company that enlarge the restrictions on transfer set forth in this Section.

         4.2 Furnishing of Information. As long as any Purchaser owns Shares, Warrants or Warrant Shares, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act. Upon the request of any such Person, the Company shall deliver to such Person a written certification of a duly authorized officer as to whether it has complied with the preceding sentence. As long as any Purchaser owns Shares, Warrants or Warrant Shares, if the Company is not required to file reports pursuant to such laws, it will prepare and furnish to the Purchasers and make publicly available in accordance with Rule 144(c) such information as is required for the Purchasers to sell the Shares or Warrant Shares under Rule 144.

         4.3 Integration. The Company shall not, and shall use its best efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Shares in a manner that would require the registration under the Securities Act of the sale of the Shares to the Purchasers, or that would be integrated with the offer or sale of the Shares for purposes of the rules and regulations of any Trading Market, if such integration would result in a violation of any such rule or regulation.

         4.4 Securities Laws Disclosure; Publicity. The Company shall, within five Business Days after the Closing Date, issue a press release or file a Current Report on Form 8-K reasonably acceptable to the Purchasers disclosing all material terms of the transactions contemplated hereby. The Company and the Purchasers shall consult with each other in issuing any press releases with respect to the transactions contemplated hereby. Notwithstanding the foregoing, other than in any registration statement filed pursuant to the Registration Rights Agreement and filings related thereto, the Company shall not publicly disclose the name of any Purchaser, or include the name of any Purchaser in any filing with the Commission or any regulatory agency or Trading Market, without the prior written consent of such Purchaser, except to the extent such disclosure is required by law or Trading Market regulations, in which case the Company shall provide the Purchasers with prior notice of such disclosure.

         4.5 Proxy Statement; No Solicitation.

              (a) If Stockholder Approval is required by Nasdaq, the Company shall provide each stockholder entitled to vote at a stockholders meeting of the Company, which the Company shall use its best efforts to cause to be held as early as practicable (it being understood that either the Company or Purchasers may terminate this Agreement pursuant to Section 5.1 if such stockholder meeting is not held by July 15, 2004 and Stockholder Approval is required by Nasdaq (the "Stockholder Meeting Deadline")), a proxy statement, which has been previously reviewed by the Purchasers and a counsel of their choice, soliciting each such stockholder's affirmative vote at such stockholder meeting for approval of the Company's issuance of all of the securities as described in the Transaction Documents in accordance with applicable law and the rules and regulations of the Principal Market, together with the approval of a majority of the votes cast by holders of the Common Stock of the Company other than the Purchaser for or against such issuance of the securities (such affirmative approval being referred to herein as the "Stockholder Approval"), and the Company shall use its best efforts to solicit its stockholders' approval of such issuance of the securities and to cause the Board of Directors of the Company to recommend to the stockholders that they approve such proposal. The Company shall be obligated to use its best efforts to obtain the Stockholder Approval by the Stockholder Meeting Deadline. Nothing stated herein shall limit the right of the Board of Directors of the Company to withdraw its recommendation if the Board of Directors determines in its good faith judgment consistent with its fiduciary duties to stockholders under Minnesota law, after consulting with outside legal counsel, that it is required to do so in order to comply with its fiduciary duties.

              (b) From and after the execution of this Agreement until the termination of this Agreement, neither the Company nor any of its directors, officers, employees, agents (including, without limitation, any investment banker, attorney or accountant retained by any of the foregoing) and other representatives (collectively, "Representatives") shall, directly or indirectly, initiate, solicit or knowingly encourage (including by way of furnishing non-public information or assistance), any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Transaction Proposal (as defined below), or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Transaction Proposal or agree to or endorse any Transaction Proposal, or authorize or permit any of its Representatives to take any such action. For purposes hereof, "Transaction Proposal" shall mean any of the following that are directly or indirectly initiated, solicited or knowingly encouraged by the Company or any of its Representatives after the execution of this Agreement (other than transactions between the parties hereto): (i) any merger, consolidation, statutory share exchange, recapitalization, business combination, or other similar transaction involving the Company; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the Company and the Subsidiaries, taken as a whole, in a single transaction or series of transactions (other than sales of inventory in the ordinary course of business); (iii) any tender offer or exchange offer for 10% or more, or equity placement by the Company for 5% or more, of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing. This covenant relates only to prohibitions on the initial initiation, solicitation and knowing encouragement to make an inquiry or proposal and not to responses to unsolicited inquiries and proposals, although the Company shall summarize to the Purchasers orally (within one Business Day) and in writing (as promptly as practicable) any such unsolicited inquiries and proposals it receives subsequent to the execution of this Agreement (but shall not be required to disclose the identity of the person making the inquiry or proposal).

         4.6 Indemnification of Purchasers. The Company will indemnify and hold the Purchasers and their directors, officers, shareholders, partners, employees and agents (each, a "Purchaser Party") harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys' fees and costs of investigation (collectively, "Losses") that any such Purchaser Party may suffer or incur as a result of or relating to (a) any misrepresentation, breach or inaccuracy, or any allegation by a third party that, if true, would constitute a breach or inaccuracy, of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents; or (b) any cause of action, suit or claim brought or made against such Purchaser Party and solely arising out of or solely resulting from the execution, delivery, performance or enforcement of this Agreement or any of the other Transaction Documents. The Company will reimburse such Purchaser for its reasonable legal and other expenses (including the cost of any investigation, preparation and travel in connection therewith) incurred in connection therewith, as such expenses are incurred. The Company and the Purchaser Party may not, without the prior written consent of the other, agree to any settlement of any claim or action with respect to which the Company is required to indemnify the Purchaser Party pursuant to this Section 4.6.

         4.7 Shareholders Rights Plan. No claim will be made or enforced by the Company or any other Person that any Purchaser is an "Acquiring Person" under any shareholders rights plan or similar plan or arrangement in effect or hereafter adopted by the Company, or that any Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Shares, Warrants or Warrant Shares under the Transaction Documents or under any other agreement between the Company and the Purchasers.

         4.8 Non-Public Information. The Company covenants and agrees that neither it nor any other Person acting on its behalf will provide any Purchaser or its agents or counsel with any information that the Company believes constitutes material non-public information (except information provided to any director or officer of the Company in his capacity as such), unless prior thereto such Purchaser shall have executed a written agreement regarding the confidentiality and use of such information. The Company understands and confirms that each Purchaser shall be relying on the foregoing representations in effecting transactions in securities of the Company.

         4.9 Use of Proceeds. The Company shall use the net proceeds from the sale of the Shares hereunder for working capital purposes and the repayment of the Company's debt, and not to redeem any Company equity or equity-equivalent securities or to settle any outstanding litigation.

         4.10 No Voluntary Suspension. The Company shall use its reasonable best efforts to ensure that the Common Stock will at all times remain listed or quoted on the Trading Market or on an Eligible Market. The Company shall not at any time take any act or action, or omit to take any act or action, that is reasonably calculated to result in (i) the removal or suspension of any such listing or quotation or (ii) the suspension of the Company's duty to file reports under the Securities Exchange Act of 1934.



                                   ARTICLE V.
                                   TERMINATION

         5.1 This Agreement may be terminated at any time prior to Closing as follows:

              (a) at the election of any Purchaser or the Company, if the Closing shall not have occurred on or prior to the fifth Business Day following the Stockholder Meeting Deadline (the "Termination Date") or the Stockholder Approval shall not have been obtained on or before the Stockholder Meeting Deadline if Stockholder Approval is required by Nasdaq;

              (b) at the election of any Purchaser, if any of the conditions set forth in Sections 2.2 or 2.3 shall become incapable of being fulfilled at any time on or before the Termination Date and shall not have been waived by all of the Purchasers, and any Purchaser shall have provided notice of its intent to terminate this Agreement pursuant hereto within five (5) Business Days prior to the effective date of such termination; provided, however, that the inability to fulfill the condition is not due to the failure of any Purchaser to comply in all material respects with its obligations under this Agreement;

              (c) at the election of the Company, if any of the conditions set forth in Sections 2.2 or 2.3 shall become incapable of being fulfilled at any time on or before the Termination Date and shall not have been waived by the Company, and the Company shall have provided notice of its intent to terminate this Agreement pursuant hereto within five (5) Business Days prior to the effective date of such termination; provided, however, that the inability to fulfill the condition is not due to the failure of the Company to comply in all material respects with its obligations under this Agreement; or

              (d) by any Purchaser or the Company if Stockholder Approval has been requested at a meeting of stockholders of the Company and the Stockholders shall have voted at that meeting or any adjournment or postponement thereof not to grant such Stockholder Approval.

                                   ARTICLE VI.
                                  MISCELLANEOUS

         6.1 Fees and Expenses. Each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all stamp and other taxes and duties levied in connection with the sale of the Shares and Warrants.

         6.2 Entire Agreement. The Transaction Documents, together with the Exhibits and Schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

         6.3 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section prior to 6:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a Trading Day or later than 6:30 p.m. (New York City time) on any Trading Day, (c) the Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as follows:

         If to the Company:  Wilsons The Leather Experts Inc.
                             7401 Boone Avenue North
                             Brooklyn Park, MN 55428
                             Attn: Chief Financial Officer
                                            Fax No.:  (763) 391-4000

         With a copy to:     Faegre & Benson LLP
                             2200 Wells Fargo Center
                             90 South Street
                             Minneapolis, MN 55420-1650
                             Attn:  Kris Sharpe, Esq.
                             Fax No.:  (612) 766-1600

         If to a Purchaser:  To the  address  set forth under such
                             Purchaser's  name on the  signature
                             pages hereof;

         With a copy to:     Seward & Kissel LLP
                             One Battery Park Plaza
                             New York, New York  10004
                             Attention:  Patricia A. Poglinco, Esq.
                             Telephone:  (212) 574-1200
                             Telecopy:  (212) 480-8421

or such other address as may be designated in writing hereafter, in the same manner, by such Person.

         6.4 Amendments; Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the Company and each of the Purchasers or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

         6.5 Construction. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

         6.6 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchasers. Any Purchaser may assign any or all of its rights under this Agreement to any Person to whom such Purchaser assigns or transfers any Shares, Warrants or Warrant Shares, provided such transferee agrees in writing to be bound, with respect to the transferred Shares, Warrants or Warrant Shares, by the provisions hereof that apply to the "Purchasers."

         6.7 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 4.6.

         6.8 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Minnesota, without regard to the principles of conflicts of law thereof. Each party agrees that all Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the State of Minnesota. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the State of Minnesota for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of the any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Proceeding is improper. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. If either party shall commence a Proceeding to enforce any provisions of a Transaction Document, then the prevailing party in such Proceeding shall be reimbursed by the other party for its attorneys fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Proceeding.

         6.9 Survival. The representations, warranties, agreements and covenants contained herein shall survive the Closing.

         6.10 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties, it being understood that all parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

         6.11 Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

         6.12 Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever any Purchaser exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then such Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

         6.13 Replacement of Shares and Option Shares. If any certificate or instrument evidencing any Shares, Warrants and Warrant Shares is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable indemnity, if requested. The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Shares, Warrants or Warrant Shares.

         6.14 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Purchasers and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agrees to waive in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

         6.15 Independent Nature of Purchasers' Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under any Transaction Document. Nothing contained herein or in any Transaction Document, and no action taken by any Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Document. Each Purchaser shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.

                   [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
                      SIGNATURE PAGE FOR PURCHASER FOLLOWS]

         IN WITNESS WHEREOF, the parties hereto have caused this Common Stock and Warrant Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

                                    WILSONS THE LEATHER EXPERTS INC.


                                    By:  /s/ Joel N. Waller
                                         ---------------------------------------
                                             Name:    Joel N. Waller
                                             Title:   Chief Executive Officer



                   [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
                      SIGNATURE PAGE FOR PURCHASER FOLLOWS]

                                    PENINSULA INVESTMENT PARTNERS, L.P.

                                    By:  Peninsula Capital Appreciation, LLC,
                                             its General Partner

                                    By:  /s/ R. Ted Weschler
                                         ---------------------------------------
                                             Name:    R. Ted Weschler
                                             Title:   Managing Member
                                    Number of Warrant Shares underlying the
                                    Warrant to be delivered on the date of
                                    execution and delivery hereof:  1,428,571

                                    Number of Warrant Shares underlying the
                                    Warrant to be delivered at Closing:
                                    1,428,571

                                    Number of Shares to be at Closing:
                                    12,820,513

                                    Address for Notices:

                                    404B East Main Street, 2nd Floor
                                    Charlottesville, Virginia  22902
                                    Attention:  Mr. R. Ted Weschler
                                    Telephone:  (434) 297-0811
                                    Telecopy:  (434) 220-9321

                                    With a copy to:

                                    Seward & Kissel LLP
                                    One Battery Park Plaza
                                    New York, New York  10004
                                    Attention:  Patricia A. Poglinco, Esq.
                                    Telephone:  (212) 574-1200
                                    Telecopy:  (212) 480-8421


                       [PURCHASE AGREEMENT SIGNATURE PAGE]

                                    QUAKER CAPITAL PARTNERS I, LP
                                    By Quaker Premier, L.P.

                                    By:  /s/ Mark G. Schoeppner
                                         ---------------------------------------
                                             Name:    Mark G. Schoeppner
                                             Title:   President
                                    Number of Warrant Shares underlying the
                                    Warrant to be delivered on the date of
                                    execution and delivery hereof:  366,857

                                    Number of Warrant Shares underlying the
                                    Warrant to be delivered at Closing:  366,857

                                    Number of Shares to be acquired at
                                    Closing: 3,292,308

                                    Address for Notices:

                                    c/o Quaker Capital Management
                                    401 Wood Street, Suite 1300
                                    Pittsburgh, Pennsylvania  15222
                                    Attention:
                                    Telephone:  (412) 281-1948
                                    Telecopy:  (412) 281-0323

                                    With a copy to:

                                    Seward & Kissel LLP
                                    One Battery Park Plaza
                                    New York, New York  10004
                                    Attention:  Patricia A. Poglinco, Esq.
                                    Telephone:  (212) 574-1200
                                    Telecopy:  (212) 480-8421


                       [PURCHASE AGREEMENT SIGNATURE PAGE]

                                    QUAKER CAPITAL PARTNERS II, L.P.
                                    By Quaker Premier II, L.P.

                                    By:  /s/ Mark G. Schoeppner
                                         ---------------------------------------
                                             Name:    Mark G. Schoeppner
                                             Title:   President
                                    Number of Warrant Shares underlying the
                                    Warrant to be delivered on the date of
                                    execution and delivery hereof:  204,572

                                    Number of Warrant Shares underlying the
                                    Warrant to be delivered at Closing:  204,572

                                    Number of Shares to be at Closing:
                                    1,835,897

                                    Address for Notices:

                                    c/o Quaker Capital Management
                                    401 Wood Street, Suite 1300
                                    Pittsburgh, Pennsylvania  15222
                                    Attention:
                                    Telephone:  (412) 281-1948
                                    Telecopy:  (412) 281-0323



                                    With a copy to:

                                    Seward & Kissel LLP
                                    One Battery Park Plaza
                                    New York, New York  10004
                                    Attention:  Patricia A. Poglinco, Esq.
                                    Telephone:  (212) 574-1200
                                    Telecopy:  (212) 480-8421


                       [PURCHASE AGREEMENT SIGNATURE PAGE]

                                                                       EXHIBIT A

                                 FORM OF WARRANT

                  To Subscribe for and Purchase Common Stock of

                        Wilsons The Leather Experts Inc.


         THIS WARRANT CERTIFIES THAT, for value received, ___________________, a _______________ (herein called "Purchaser") or registered assigns is entitled to subscribe for and purchase from Wilsons The Leather Experts Inc. (herein called the "Company"), a corporation organized and existing under the laws of the State of Minnesota, at the price specified below (subject to adjustment as noted below) at any time from and after __________, 2004 to and including ___________, 2009, **[_____ Million (_________)] fully paid and nonassessable shares of the Company's Common Stock, $.01 par value per share ("Common Stock") (subject to adjustment as noted below).

         The Exercise Price shall be $3.00 per share (subject to adjustment as noted below).

         This Warrant is subject to the following provisions, terms and conditions:

         1. The rights represented by this Warrant may be exercised by the holder hereof, in whole or in part, by written notice of exercise, in the form attached hereto, delivered to the Company by the surrender of this Warrant (properly endorsed if required) at the principal office of the Company and upon payment to it by check of the Exercise Price in lawful money of the United States. The Company agrees that the shares so purchased shall be and are deemed to be issued to the holder hereof as the record owner of such shares as of the close of business on the date on which this Warrant shall have been surrendered and payment made for such shares as aforesaid. Subject to the provisions of the next succeeding paragraph, certificates for the shares of stock so purchased shall be delivered to the holder hereof within a reasonable time, not exceeding l0 days, after the rights represented by this Warrant shall have been so exercised, and, unless this Warrant has expired, a new Warrant representing the number of shares, if any, with respect to which this Warrant shall not then have been exercised shall also be delivered to the holder hereof within such time.

         2. Notwithstanding the foregoing, however, the Company shall not be required to deliver any certificate for shares of stock upon exercise of this Warrant except in accordance with the provisions, and subject to the limitations, of paragraphs 7 and 8 hereof.

         3. The Company covenants and agrees that all shares which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be duly authorized and issued, fully paid and nonassessable and free of preemptive rights. The Company further covenants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized, and reserved for the purpose of issue or transfer upon exercise of the subscription rights evidenced by this Warrant, a sufficient number of shares of its Common Stock to provide for the exercise of the rights represented by this Warrant.

         4. The above provisions are, however, subject to the following:

            (a) The Exercise Price shall, from and after the date of issuance of this Warrant, be subject to adjustment from time to time as hereinafter provided. Upon each adjustment of the Exercise Price, the holder of this Warrant shall thereafter be entitled to purchase, at the Exercise Price resulting from such adjustment, the number of shares obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of shares purchasable pursuant hereto immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment.

            (b) In case the Company shall (i) declare a dividend upon the Common Stock payable in Common Stock (other than a dividend declared to effect a subdivision of the outstanding shares of Common Stock, as described in paragraph
(c) below) or any obligations or any shares of stock of the Company that are convertible into or exchangeable for Common Stock (any of such obligations or shares of stock being hereinafter called "Convertible Securities"), or in any rights or options to purchase Common Stock or Convertible Securities, or (ii) declare any other dividend or make any other distribution upon the Common Stock payable otherwise than out of earnings or earned surplus, then thereafter the holder of this Warrant upon the exercise hereof will be entitled to receive the number of shares of Common Stock to which such holder shall be entitled upon such exercise, and, in addition and without further payment therefor, each dividend described in clause (i) above and each dividend or distribution described in clause (ii) above which such holder would have received by way of dividends or distributions if continuously since such holder became the record holder of this Warrant such holder (x) had been the record holder of the number of shares of Common Stock then received, and (y) had retained all dividends or distributions in stock or securities (including Common Stock or Convertible Securities, and any rights or options to purchase any Common Stock or Convertible Securities) payable in respect of such Common Stock or in respect of any stock or securities paid as dividends or distributions and originating directly or indirectly from such Common Stock. For the purposes of the foregoing, a dividend or distribution other than in cash shall be considered payable out of earnings or earned surplus only to the extent that such earnings or earned surplus are charged an amount equal to the fair value of such dividend or distribution as determined by the Board of Directors of the Company in good faith.

            (c) In case the Company shall at any time subdivide its outstanding shares of Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced, and conversely, in case the outstanding shares of Common Stock of the Company shall be combined into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased.

            (d) (1) In case of any consolidation with or merger of the Company with or into another corporation, or in case of any sale, lease, or conveyance to another corporation of the property and assets of any nature of the Company as an entirety or substantially as an entirety, such successor, leasing, or purchasing corporation, as the case may be, shall
      (i) execute with the holder hereof an agreement providing that the holder hereof shall have the right thereafter to receive upon exercise of this Warrant solely the kind and amount of shares of stock and other securities, property, cash, or any combination thereof receivable upon such consolidation, merger, sale, lease, or conveyance by a holder of the number of shares of Common Stock for which this Warrant might have been exercised immediately prior to such consolidation, merger, sale, lease, or conveyance, except that in a merger or consolidation in which all holders of Common Stock receive cash for their shares of Common Stock, the Company may instead at the time of the merger or consolidation pay the holder of this Warrant in cash an amount equal to the amount by which the cash that would have been received by the holder of this Warrant had it exercised this Warrant immediately prior to the merger exceeds the aggregate Exercise Price that would have been paid to exercise this Warrant and (ii) make effective provision in its articles of incorporation or otherwise, if necessary, to effect such agreement. Such agreement shall provide for adjustments which shall be as nearly equivalent as practicable to the adjustments in this Warrant.

            (2) In case of any reclassification or change of the shares of Common Stock issuable upon exercise of this Warrant (other than a change in par value or from no par value to a specified par value, or as a result of a subdivision or combination, but including any change in the shares into two or more classes or series of shares), or in case of any consolidation or merger of another corporation into the Company in which the Company is the continuing corporation and in which there is a reclassification or change (including a change to the right to receive cash or other property) of the shares of Common Stock (other than a change in par value, or from no par value to a specified par value, or as a result of a subdivision or combination, but including any change in the shares into two or more classes or series of shares), the holder hereof shall have the right thereafter to receive upon exercise of this Warrant solely the kind and amount of shares of stock and other securities, property, cash, or any combination thereof receivable upon such reclassification, change, consolidation, or merger by a holder of the number of shares of Common Stock for which this Warrant might have been exercised immediately prior to such reclassification, change, consolidation, or merger. Thereafter, appropriate provision shall be made for adjustments which shall be as nearly equivalent as practicable to the adjustments in this Warrant.

            (e) (1) If, at any time or from time to time after the Company issues or sells, or is deemed by the express provisions of this paragraph 4(e) to have issued or sold, Additional Shares of Common Stock (as defined below), other than as a dividend or other distribution on any class of stock, and other than a subdivision or combination of shares of Common Stock, for an Effective Price (as defined below) less than the then effective Exercise Price, then and in each such case, the then existing Exercise Price will be reduced, as of the opening of business on the date of such issue or sale, to a price determined by multiplying the Exercise Price in effect immediately prior to such issuance or sale by a fraction:

                  (A) the numerator of which will be (1) the number of shares of
            Common Stock deemed outstanding (as defined below) immediately prior to such issue or sale, plus (2) the number of shares of Common Stock which the Aggregate Consideration (as defined below) received by the Company for the total number of Additional Shares of Common Stock so issued would purchase at the Exercise Price, and

                  (B) the denominator of which will be the number of shares of
            Common Stock deemed outstanding immediately prior to such issue or sale plus the total number of Additional Shares of Common Stock so issued.

            For the purposes of this paragraph 4(e), the number of shares of Common Stock deemed outstanding as of a given date will be the sum of (1) the number of shares of Common Stock then outstanding, and (2) the number of shares of Common Stock into which any other outstanding securities of the Company are then issuable upon conversion, exercise or exchange of such securities.

            (2) No adjustment will be made to the Exercise Price in an amount less than one cent per share. Any adjustment otherwise required by this paragraph 4(e) that is not required to be made due to the preceding sentence will be included in any subsequent adjustment to the Exercise Price.

            (3) For the purpose of making any adjustment required under this paragraph 4(e), the aggregate consideration received by the Company for any issue or sale of securities (the "Aggregate Consideration") will be defined as: (A) to the extent it consists of cash, the net amount of cash received by the Company after deduction of any underwriting or similar commissions, compensation or concessions paid or allowed by the Company in connection with such issue or sale but without deduction of any expenses payable by the Company, (B) to the extent it consists of property other than cash, the fair value of that property as determined in good faith by the Board of Directors, and (C) if Additional Shares of Common Stock, Additional Convertible Securities (as defined below) or rights or options to purchase either Additional Shares of Common Stock or Additional Convertible Securities are issued or sold together with other stock or securities or other assets of the Company for a consideration which covers both, be computed as the portion of the consideration so received that may be reasonably determined in good faith by the Board of Directors to be allocable to such Additional Shares of Common Stock, Additional Convertible Securities or rights or options.

            (4) For the purpose of the adjustment required under this paragraph 4(e), if the Company issues or sells (x) stock or other securities convertible into, Additional Shares of Common Stock (such convertible stock or securities being herein referred to as "Additional Convertible Securities") or (y) rights or options for the purchase of Additional Shares of Common Stock or Additional Convertible Securities, and if the Effective Price (as defined below) of such Additional Shares of Common Stock is less than the Exercise Price, in each case the Company will be deemed to have issued at the time of the issuance of such rights or options or Additional Convertible Securities the maximum number of Additional Shares of Common Stock issuable upon exercise or conversion thereof and to have received as consideration for the issuance of such shares an amount equal to the total amount of the consideration, if any, received by the Company for the issuance of such rights or options or Additional Convertible Securities plus:

                  (A) in the case of such rights or options, the minimum amounts of consideration, if any, payable to the Company upon the exercise of such rights or options; and

                  (B) in the case of Additional Convertible Securities, the
            minimum amounts of consideration, if any, payable to the Company upon the conversion thereof (other than by cancellation of liabilities or obligations evidenced by such Additional Convertible Securities); provided that if the minimum amounts of such consideration cannot be ascertained, but are a function of antidilution or similar protective clauses, the Company will be deemed to have received the minimum amounts of consideration without reference to such clauses.

            If the minimum amount of consideration payable to the Company upon the exercise or conversion of rights, options or Additional Convertible Securities is reduced over time or on the occurrence or non-occurrence of specified events other than by reason of antidilution adjustments, the Effective Price will be recalculated using the figure to which such minimum amount of consideration is reduced; provided, that if the minimum amount of consideration payable to the Company upon the exercise or conversion of such rights, options or Additional Convertible Securities is subsequently increased, the Effective Price will be again recalculated using the increased minimum amount of consideration payable to the Company upon the exercise or conversion of such rights, options or Additional Convertible Securities.

            No further adjustment of the Exercise Price, as adjusted upon the issuance of such rights, options or Additional Convertible Securities, will be made as a result of the actual issuance of Additional Shares of Common Stock or the exercise of any such rights or options or the conversion of any such Additional Convertible Securities. If any such rights or options or the conversion privilege represented by any such Additional Convertible Securities will expire without having been exercised, the Exercise Price as adjusted upon the issuance of such rights, options or Additional Convertible Securities will be readjusted to the Exercise Price which would have been in effect had an adjustment been made on the basis that the only Additional Shares of Common Stock so issued were the Additional Shares of Common Stock, if any, actually issued or sold on the exercise of such rights or options or rights of conversion of such Additional Convertible Securities, and such Additional Shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise, plus the consideration, if any, actually received by the Company for the granting of all such rights or options, whether or not exercised, plus the consideration received for issuing or selling the Additional Convertible Securities actually converted, plus the consideration, if any, actually received by the Company (other than by cancellation of liabilities or obligations evidenced by such Additional Convertible Securities) on the conversion of such Additional Convertible Securities.

            (5) For the purpose of making any adjustment to the Exercise Price required under this paragraph 4(e), "Additional Shares of Common Stock" will mean all shares of Common Stock issued by the Company or deemed to be issued pursuant to this paragraph 4(e) (including shares of Common Stock subsequently reacquired or retired by the Company), other than (A) shares of Common Stock and options, warrants or other Common Stock purchase rights and the Common Stock issued pursuant to such options, warrants or other purchase rights (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like after the filing date hereof) to employees, officers or directors of, or consultants or advisors to, the Company or any subsidiary pursuant to stock purchase or stock incentive plans or other arrangements that are approved by the Board of Directors; and (B) shares of Common Stock and options, warrants or other Common Stock purchase rights, and the Common Stock issued pursuant to such options, warrants or other rights issued for consideration other than cash pursuant to a merger, consolidation, acquisition, or similar business combination approved by the Board of Directors.

            The "Effective Price" of Additional Shares of Common Stock will mean the quotient determined by dividing the total number of Additional Shares of Common Stock issued or sold, or deemed to have been issued or sold by the Company under this Section 4(e), into the Aggregate Consideration received, or deemed to have been received by the Company for such issue under this paragraph 4(e), for such Additional Shares of Common Stock.

            (f) Upon any adjustment of the Exercise Price, then and in each such case the Company shall give written notice thereof, by first-class mail, postage prepaid, addressed to the registered holder of this Warrant at the address of such holder as shown on the books of the Company, which notice shall state the Exercise Price resulting from such adjustment and the increase or decrease, if any, in the number of shares purchasable at such price upon the exercise of this Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

            (g)   In case any time:

                  (1) the Company shall pay any dividend or make any
            distribution on shares of Common Stock in shares of common Stock or make any other distribution (other than regularly scheduled cash dividends which are not in a greater amount per share than the most recent such cash dividend) to all holders of Common Stock;

                  (2) the Company shall pay any dividend payable in stock upon
            Common Stock or make any distribution (other than regular cash dividends) to the holders of Common Stock;

                  (3) the Company shall offer for subscription pro rata to the holders of Common Stock any additional shares of stock of any class or other rights, or shall issue any rights, warrants or other securities to all holders of Common Stock entitling them to purchase any additional shares of Common Stock or any other rights, warrants or other securities;

                  (4) there shall be any capital reorganization, or
            reclassification of the capital stock of the Company, or consolidation or merger of the Company with, or sale of all or substantially all of its assets to, another corporation; or

                  (5) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company;

then, in any one or more of said cases, the Company shall give written notice, by first-class mail, postage prepaid, addressed to the registered holder of this Warrant at the address of such holder as shown on the books of the Company, of the date on which (aa) the books of the Company shall close or a record shall be taken for such dividend, distribution or subscription rights, or (bb) such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up shall take place, as the case may be. Such notice shall also specify the date as of which the holders of Common Stock of record shall participate in such dividend, distribution or subscription rights, or shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, as the case may be. Such written notice shall be given at least 10 days prior to the action in question and not less than 3 days prior to the record date or the date on which the Company's transfer books are closed in respect thereto.

            (h) If any event occurs as to which in the opinion of the Board of Directors of the Company the other provisions of this paragraph 4 are not strictly applicable or if strictly applicable would not fairly protect the purchase rights of the holder of this Warrant or of Common Stock in accordance with the essential intent and principles of such provisions, then the Board of Directors shall make an adjustment in the application of such provisions, in accordance with such essential intent and principles, so as to protect such purchase rights as aforesaid; provided, however, that the members of the Board of Directors of the Company shall not be liable to the holders hereof for any such determination made in good faith.

            (i) No fractional shares of Common Stock shall be issued upon the exercise of this Warrant, but, instead the Company shall pay round such fraction of a share of Common Stock to the nearest whole share, except that if the fraction is one-half or greater, the Company shall round the fraction up to the nearest whole share.

         5. As used herein, the term "Common Stock" shall mean and include the Company's presently authorized Common Stock and shall also include any capital stock of any class of the Company hereafter authorized which shall not be limited to a fixed sum or percentage in respect of the rights of the holders thereof to participate in dividends or in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Company; provided that the shares purchasable pursuant to this Warrant shall include shares designated as Common Stock of the Company on the date of original issue of this Warrant or, in the case of any reclassification of the outstanding shares thereof, the stock, securities, cash or assets provided for in paragraph 4(d) above.

         6. This Warrant shall not entitle the holder hereof to any voting rights or other rights as a stockholder of the Company.

         7. (a) The holder of this Warrant acknowledges that neither this Warrant nor, as of the date of the original issuance of this Warrant, any of the shares of Common Stock issuable upon exercise hereof have been registered under the Securities Act of 1933, as amended (the "Act"), or any state securities laws and that this Warrant or such shares of Common Stock may only be transferred in accordance with this paragraph 7. The holder of this Warrant, by acceptance hereof, represents that it has acquired this Warrant for investment and not with a view to distribution of this Warrant or the shares of Common Stock issuable upon exercise hereof within the meaning of the Act and the rules and regulations thereunder.

            (b) The holder realizes that the purchase of this Warrant is a speculative investment, and that the economic benefits which may be derived therefrom are uncertain. In determining whether or not to purchase the Warrant, the holder has relied solely upon the publicly-available materials filed by the Company with the Securities and Exchange Commission, copies of which have been reviewed by the Purchaser, and upon independent investigations made by the holder and its representatives.

            (c) The holder of this Warrant, by acceptance hereof, agrees to give written notice to the Company before exercising or transferring this Warrant, in whole or in part, or transferring any shares of Common Stock issuable or issued upon the exercise hereof, if at the time of such transfer the shares of Common Stock are not covered by an effective registration statement under the Act, of such holder's intention to do so. Such holder shall also provide the Company with an opinion of counsel reasonably satisfactory to the Company to the effect that the proposed exercise or transfer of this Warrant or transfer of shares, if at the time of such transfer the shares are not covered by an effective registration statement under the Act, may be effected without registration or qualification under the Act and any applicable state securities laws. Upon receipt of such written notice and opinion by the Company, such holder shall be entitled to exercise this Warrant in accordance with its terms, or to transfer this Warrant, or to transfer shares of Common Stock issuable or issued upon the exercise of this Warrant, all in accordance with the terms of the notice delivered by such holder to the Company, provided that an appropriate legend respecting the aforesaid restrictions on transfer may be endorsed on this Warrant, if at the time of such transfer the shares are not covered by an effective registration statement under the Act, or the certificates for such shares. In the event of a proposed transfer of this Warrant, prior to the transfer the proposed transferee shall execute and deliver to the Company a warrant transfer letter in the form attached hereto.

         8. Subject to the provisions of paragraph 7 hereof, this Warrant and all rights hereunder are transferable, without the prior approval of the Company, in whole or in part, at the principal office of the Company by the holder hereof in person or by duly authorized attorney, upon surrender of this Warrant properly endorsed. Each taker and holder of this Warrant, by taking or holding the same, consents and agrees that the bearer of this Warrant, when endorsed, may be treated by the Company and all other persons dealing with this Warrant as the absolute owner hereof for any purpose and as the person entitled to exercise the rights represented by this Warrant, or to the transfer hereof on the books of the Company, any notice to the contrary notwithstanding; but until such transfer on such books, the Company may treat the registered holder hereof as the owner for all purposes.

         9. This Warrant is exchangeable, upon the surrender hereof by the holder hereof at the principal office of the Company, for new Warrants of like tenor representing in the aggregate the right to subscribe for and purchase the number of shares which may be subscribed for and purchased hereunder, each of such new Warrants to represent the right to subscribe for and purchase such number of shares as shall be designated by said holder hereof at the time of such surrender.

         10. The Company covenants and agrees that the holder shall have the rights of a Purchaser under the Registration Rights Agreement dated April 25, 2004 among the Company and the Purchasers set forth in such agreement.

         11. (a) In addition to and without limiting the rights of the holder of this Warrant under the terms of this Warrant, the holder of this Warrant shall have the right (the "Conversion Right") to convert this Warrant or any portion thereof into shares of Common Stock as provided in this paragraph 11 at any time or from time to time prior to its expiration. Upon exercise of the Conversion Right with respect to a particular number of shares subject to this Warrant (the "Converted Warrant Shares"), the Company shall deliver to the holder of this Warrant, without payment by the holder of any exercise price or any cash or other consideration, that number of shares of Common Stock equal to the quotient obtained by dividing the Net Value (as hereinafter defined) of the Converted Warrant Shares by the market price (calculated pursuant to paragraph 11(c)) of a single share of Common Stock, determined in each case as of the Conversion Date (as hereinafter defined). The "Net Value" of the Converted Warrant Shares shall be determined by subtracting the aggregate Exercise Price of the Converted Warrant Shares from the aggregate market price of the Converted Warrant Shares. Notwithstanding anything in this paragraph 11 to the contrary, the Conversion Right cannot be exercised with respect to a number of Converted Warrant Shares having a Net Value below $100. No fractional shares shall be issuable upon exercise of the Conversion Right, and if the number of shares to be issued in accordance with the foregoing formula is other than a whole number, the Company shall round such fraction of a share of Common Stock to the nearest whole share, except that if the fraction is one-half, the Company shall round the fraction up to the nearest whole share.

            (b) The Conversion Right may be exercised by the holder of this Warrant by the surrender of this Warrant at the principal office of the Company together with a written statement specifying that the holder thereby intends to exercise the Conversion Right and indicating the number of shares subject to this Warrant which are being surrendered (referred to in paragraph (a) above as the Converted Warrant Shares) in exercise of the Conversion Right. Such conversion shall be effective upon receipt by the Company of this Warrant together with the aforesaid written statement, or on such later date as is specified therein (the "Conversion Date"), but not later than the expiration date of this Warrant. Certificates for the shares of Common Stock issuable upon exercise of the Conversion Right, together with a check in payment of any fractional share and, in the case of a partial exercise, a new warrant evidencing the shares remaining subject to this Warrant, shall be issued as of the Conversion Date and shall be delivered to the holder of this Warrant within 15 days following the Conversion Date.

            (c) "Market price" for purposes of this paragraph 11 shall mean, if the Common Stock is traded on a securities exchange or on The Nasdaq National Market or The Nasdaq SmallCap Market, the closing price of the Common Stock on such exchange or The Nasdaq National Market or the Nasdaq SmallCap Market, or, if the Common Stock is otherwise traded in the over-the-counter market, the closing bid price, in each case averaged over a period of 20 consecutive business days prior to the Conversion Date. If at any time the Common Stock is not traded on an exchange or The Nasdaq National Market or the Nasdaq SmallCap Market, or otherwise traded in the over-the-counter market, the "market price" shall be deemed to be the higher of (i) the book value thereof as determined by any firm of independent public accountants of recognized standing selected by the Board of Directors of the Company as of the last day of any month ending within 60 days preceding the Conversion Date, or (ii) the fair value thereof determined in good faith by the Board of Directors of the Company as of a date which is within l5 days of the Conversion Date.

         12. The issuance of any shares or other securities upon the exercise of this Warrant, and the delivery of certificates or other instruments representing such shares or other securities, shall be made without charge to the holder hereof for any tax or other charge in respect of such issuance. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of any certificate in a name other than that of the holder hereof and the Company shall not be required to issue or deliver any such certificate unless and until the person or persons requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

         13. All questions concerning this Warrant will be governed and interpreted and enforced in accordance with the internal law, not the law of conflicts, of the State of Minnesota.

         IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its duly authorized officer and this Warrant to be dated as of _________, 2004.





                                    WILSONS THE LEATHER EXPERTS INC.

                                    By__________________________________

                                        Its________________________________




                             RESTRICTION ON TRANSFER


         The securities evidenced hereby may not be transferred without (i) the opinion of counsel satisfactory to the Company that such transfer may be lawfully made without registration under the Securities Act of 1933, as amended, and all applicable state securities laws or (ii) such registration.

                                   ASSIGNMENT


                       (To Be Signed Only Upon Assignment)





      FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ____________________________________________________________________ this
Warrant, and appoints ____________________________________________________ to
transfer this Warrant on the books of Wilsons The Leather Experts Inc. with the full power of substitution in the premises.


Dated:  ___________________________________


In the presence of:  ___________________________________




                                    -----------------------------------

                                     (Signature must conform in all
                                     respects to the name of the
                                     holder as specified on the face
                                     of this Warrant without any
                                     alteration or change whatsoever,
                                     and the signature must be
                                     guaranteed in the usual manner)

                         FORM OF WARRANT TRANSFER LETTER



To:      Wilsons The Leather Experts Inc.



Ladies and Gentlemen:

         The undersigned is a proposed transferee of the warrant (the "Warrant") to purchase ____________________ shares of Common Stock, par value $.01 ("Common Stock"), of Wilsons The Leather Experts Inc., a Minnesota corporation (the "Company"), currently registered in the name of ____________________. In order to induce the Company to consent to the transfer of the Warrant, the undersigned hereby represents, warrants and agrees as follows:

         1. The undersigned acknowledges that neither the Warrant nor **[any of the shares of Common Stock issuable upon exercise thereof] have been registered under the Securities Act of 1933, as amended (the "Act"), or any state securities laws and that, accordingly, the Warrant **[and such shares of Common Stock] may only be transferred in accordance with the terms of paragraphs 7 and 8 of the Warrant.

         2. The undersigned is an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the Act.



                                    Signature  _________________________________



                                    Address ____________________________________



                                    Date _______________________________________

                             FORM OF EXERCISE NOTICE


           To be Executed by the Holder of this Warrant if such Holder


                 Desires to Exercise this Warrant in Whole or in
Part:


To:  Wilsons The Leather Experts Inc. (the "Company")


           The undersigned ___________________________________________
                           Please insert Social Security or other
                           identifying number of Purchaser:

                   -------------------------------------------

hereby irrevocably elects to exercise the right of purchase represented by this Warrant for, and to purchase thereunder, ______________________ shares of the Common Stock provided for therein and tenders payment herewith to the order of the Company in the amount of $______________________, such payment being made as provided on the face of this Warrant.



         In order to induce the Company to consent to the exercise of this Warrant, the undersigned hereby represents, warrants and agrees that neither this Warrant **[nor any of the shares of Common Stock issuable upon exercise hereof] have been registered under the Securities Act of 1933, as amended (the "Act"), or any state securities laws and that, accordingly, this Warrant may be exercised [and the shares of Common Stock issued pursuant to this exercise] may only be transferred in accordance with the terms of paragraphs 7 and 8 of this Warrant.

         The undersigned requests that certificates for such shares of Common Stock be issued as follows:



Name:         -------------------------------------------------------------


Address:
              -------------------------------------------------------------


Deliver to:
              -------------------------------------------------------------


Address:
              -------------------------------------------------------------

and, if such number of shares of Common Stock shall not be all the shares of Common Stock purchasable hereunder, that a new Warrant for the balance remaining of the shares of Common Stock purchasable under this Warrant be registered in the name of, and delivered to, the undersigned at the address stated below.



Address:
              -------------------------------------------------------------


                                    Signature
                                             ------------------------------

                                            (Signature must conform in
                                            all respects to the name of
                                            the holder as written
                                            specified on the face of
                                            this Warrant without any
                                            alteration or change
                                            whatsoever)



Dated:  ____________________

                                                                       EXHIBIT B


                          REGISTRATION RIGHTS AGREEMENT

         This Registration Rights Agreement (this "Agreement") is made and entered into as of April 25, 2004, by and among Wilsons The Leather Experts Inc., a Minnesota corporation (the "Company"), and the investors signatory hereto (each, including their respective successors and assigns, a "Purchaser" and collectively, the "Purchasers").

         This Agreement is made pursuant to the Common Stock and Warrant Purchase Agreement, dated as of the date hereof among the Company and the Purchasers (the "Purchase Agreement").

         The Company and the Purchasers hereby agree as follows:

         1. Definitions. Capitalized terms used and not otherwise defined herein that are defined in the Purchase Agreement shall have the meanings given such terms in the Purchase Agreement. As used in this Agreement, the following terms shall have the meanings set forth in this Section 1:

         "Effectiveness Date" means the earlier of (i) the 120th day following the Closing Date and (ii) the fifth Trading Day following the date on which the Company is notified by the Commission that such Registration Statement will not be reviewed or is no longer subject to further review and comments.

         "Effectiveness Period" shall have the meaning set forth in Section
2(a).

         "Filing Date" means the 30th day following the Closing Date.

         "Holder" or "Holders" means the holder or holders, as the case may be, from time to time of Registrable Securities.

         "Indemnified Party" shall have the meaning set forth in Section 5(c).

         "Indemnifying Party" shall have the meaning set forth in Section 5(c).

         "Losses" shall have the meaning set forth in Section 5(a).

         "Proceeding" means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened in writing.

         "Prospectus" means the prospectus included in a Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by the Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

         "Registrable Securities" means the Shares and the Warrant Shares issued or issuable under the Purchase Agreement.

         "Registration Statement" means the registration statement required to be filed under this Agreement, including the Prospectus, amendments and supplements to such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

         "Rule 144" means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

         "Rule 415" means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

         "Rule 424" means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

         "Shares" means all shares of Common Stock issued or issuable to the Purchasers pursuant to the Purchase Agreement.

         "Special Counsel" means Seward & Kissel LLP.

         "Warrants" shall have the meaning set forth in the Purchase Agreement.

         "Warrant Shares" shall have the meaning set forth in the Purchase Agreement.

         2. Registration.

            (a) On or prior to the Filing Date, the Company shall prepare and file with the Commission a Registration Statement covering the resale of all Registrable Securities for an offering to be made on a continuous basis pursuant to Rule 415. The Registration Statement shall be on Form S-3 (except if the Company is not then eligible to register for resale the Registrable Securities on Form S-3, in which case such registration shall be on another appropriate form in accordance herewith) and shall contain (except if otherwise agreed by the Holders) the "Plan of Distribution" attached hereto as Annex A. The Company shall use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, but in any event prior to the Effectiveness Date, and shall use its reasonable best efforts to keep such Registration Statement continuously effective under the Securities Act until the date which is five years after the date that the Registration Statement is declared effective by the Commission or such earlier date when all Registrable Securities covered by the Registration Statement have been sold or may be sold without volume restrictions pursuant to Rule 144(k) as determined by the counsel to the Company pursuant to a written opinion letter to such effect, addressed and acceptable to the Company's transfer agent and the affected Purchasers (the "Effectiveness Period").

            (b) If: (i) the Registration Statement is not filed on or prior to the Filing Date (if the Company files the Registration Statement without affording the Holder the opportunity to review and comment on the same as required by Section 3(a), the Company shall not be deemed to have satisfied clause (i)), or (ii) the Company fails to file with the Commission a request for acceleration in accordance with Rule 461 promulgated under the Securities Act within five Trading Days of the date that the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be "reviewed," or not subject to further review, or (iii) the Company fails to respond to any comments made by the Commission within twenty Trading Days after the receipt of such comments, or (iv) the Registration Statement filed hereunder is not declared effective by the Commission by the Effectiveness Date, or (v) after the Registration Statement is filed with and declared effective by the Commission, the Registration Statement ceases to be effective as to all Registrable Securities to which it is required to relate at any time prior to the expiration of the Effectiveness Period without being succeeded within twenty Trading Days by an amendment to the Registration Statement or by a subsequent Registration Statement filed with the Commission, (vi) an amendment to the Registration Statement is not filed by the Company with the Commission within fifteen Trading Days of the Commission's notifying the Company that such amendment is required in order for the Registration Statement to be declared effective, or (vii) the Company suspends the use of the Registration Statement by the Holders for more than sixty consecutive days or during any 365-day period suspends the use of the Registration Statement for more than 120 days (any such failure or breach being referred to as an "Event," and for purposes of clause
(i) or (iv) the date on which such Event occurs, or for purposes of clause (ii) the date on which such five Trading Day-period is exceeded, or for purposes of clauses (iii) or (vi) the date which such fifteen Trading Day-period is exceeded, or for purposes of clauses (v) and (vii) the date which such twenty Trading Day period is exceeded being referred to as an "Event Date") , then: (x) on each such Event Date the Company shall pay to each Holder an amount in cash, as liquidated damages and not as a penalty, equal to 1.0% of the aggregate purchase price paid by such Holder pursuant to the Purchase Agreement; and (y) on each monthly anniversary of each such Event Date thereof (if the applicable Event shall not have been cured by such date) until the applicable Event is cured, the Company shall pay to each Holder an amount in cash, as liquidated damages and not as a penalty, equal to 1.0% of the aggregate purchase price paid by such Holder pursuant to the Purchase Agreement. If the Company fails to pay any liquidated damages pursuant to this Section in full within seven days after the date payable, the Company will pay interest thereon at a rate of 8% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to the Holder, accruing daily from the date such liquidated damages are due until such amounts, plus all such interest thereon, are paid in full. Notwithstanding the foregoing, the maximum liability of the Company after the date hereof pursuant to this Section 2(b) shall not exceed $3,500,000 (and the Company shall have no obligation to make any payments after the date hereof pursuant to this Section 2(b) to the extent that the aggregate of all such payments would exceed $3,500,000).

         3. Registration Procedures

            In connection with the Company's registration obligations hereunder, the Company shall:

            (a) Not less than five Trading Days prior to the filing of the Registration Statement or any related Prospectus or any amendment or supplement thereto, the Company shall, (i) furnish to the Holders and their Special Counsel copies of all such documents proposed to be filed (including documents incorporated or deemed incorporated by reference) which documents will be subject to the review of such Holders and their Special Counsel, and (ii) cause its officers and directors, counsel and independent certified public accountants to respond to such inquiries as shall be necessary, in the reasonable opinion of respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act. The Company shall not file the Registration Statement or any such Prospectus or any amendments or supplements thereto to which the Holders of a majority of the Registrable Securities and their Special Counsel shall reasonably object in good faith.

            (b) (i) Prepare and file with the Commission such amendments, including post-effective amendments, to the Registration Statement and the Prospectus used in connection therewith as may be necessary to keep the Registration Statement continuously effective as to the applicable Registrable Securities for the Effectiveness Period and prepare and file with the Commission such additional Registration Statements in order to register for resale under the Securities Act all of the Registrable Securities; (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424; (iii) respond as promptly as reasonably possible, and in any event within twenty days, to any comments received from the Commission with respect to the Registration Statement or any amendment thereto and, as promptly as reasonably possible, provide the Holders true and complete copies of all correspondence from and to the Commission relating to the Registration Statement; and (iv) comply in all material respects with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by the Registration Statement during the applicable period in accordance with the intended methods of disposition by the Holders thereof set forth in the Registration Statement as so amended or in such Prospectus as so supplemented.

            (c) Notify the Holders of Registrable Securities to be sold and their Special Counsel as promptly as reasonably possible (and, in the case of (i)(A) below, not less than three Trading Days prior to such filing) and (if requested by any such Person) confirm such notice in writing no later than one Trading Day following the day (i)(A) when a Prospectus or any Prospectus supplement or post-effective amendment to the Registration Statement is proposed to be filed; (B) when the Commission notifies the Company whether there will be a "review" of the Registration Statement and whenever the Commission comments in writing on the Registration Statement (the Company shall provide true and complete copies thereof and all written responses thereto to each of the Holders); and (C) with respect to the Registration Statement or any post-effective amendment, when the same has become effective; (ii) of any request by the Commission or any other Federal or state governmental authority for amendments or supplements to the Registration Statement or Prospectus or for additional information; (iii) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose; (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose; and (v) of the occurrence of any event or passage of time that makes the financial statements included in the Registration Statement ineligible for inclusion therein or any statement made in the Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to the Registration Statement, Prospectus or other documents so that, in the case of the Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

            (d) Use its reasonable best efforts to avoid the issuance of, or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of the Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable moment.

            (e) Furnish to each Holder and their Special Counsel to the extent requested by such Person, without charge, at least one conformed copy of each Registration Statement and each amendment thereto, including financial statements and schedules, all documents incorporated or deemed to be incorporated therein by reference, and all exhibits (including those previously furnished or incorporated by reference) promptly after the filing of such documents with the Commission.

            (f) Promptly deliver to each Holder and their Special Counsel, without charge, as many copies of the Prospectus or Prospectuses (including each form of prospectus) and each amendment or supplement thereto as such Persons may reasonably request. The Company hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holders in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto.

            (g) Prior to any public offering of Registrable Securities, use its reasonable best efforts to register or qualify or cooperate with the selling Holders and their Special Counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions within the United States as any Holder requests in writing, to keep each such registration or qualification (or exemption therefrom) effective during the Effectiveness Period and to do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by the Registration Statement; provided, that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or subject the Company to any material tax in any such jurisdiction where it is not then so subject.

            (h) Cooperate with the Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be delivered to a transferee pursuant to the Registration Statement, which certificates shall be free, to the extent permitted by law, of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holders may request.

            (i) Upon the occurrence of any event contemplated by Section 3(c)(v), as promptly as reasonably possible, prepare a supplement or amendment, including a post-effective amendment, to the Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, neither the Registration Statement nor such Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

            (j) Comply with all applicable rules and regulations of the Commission.

            (k) The Company may require each selling Holder to furnish to the Company a certified statement as to the number of shares of Common Stock beneficially owned by such Holder and, if requested by the Commission, the controlling person thereof.

         4. Registration Expenses. All fees and expenses incident to the performance of or compliance with this Agreement by the Company, other than underwriting discounts and commissions, shall be borne by the Company whether or not any Registrable Securities are sold pursuant to a Registration Statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (A) with respect to filings required to be made with the Trading Market on which the Common Stock is then listed for trading, and (B) in compliance with applicable state securities or Blue Sky laws), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities and of printing prospectuses if the printing of prospectuses is reasonably requested by the holders of a majority of the Registrable Securities included in the Registration Statement), (iii) messenger, telephone and delivery expenses, (iv) Securities Act liability insurance, if the Company so desires such insurance, and (v) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement. In addition, the Company shall be responsible for all of its internal expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit and the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange as required hereunder.

         5. Indemnification

            (a) Indemnification by the Company. The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless each Holder, the officers, directors, agents and employees of each of them, each Person who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, agents and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable costs of preparation and reasonable attorneys' fees) and expenses (collectively, "Losses"), as incurred, arising out of or relating to any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent, but only to the extent, that (1) such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder's proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Holder expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto (it being understood that the Holder has approved Annex A hereto for this purpose) or (2) in the case of an occurrence of an event of the type specified in Section 3(c)(ii)-(v), the use by such Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of the Advice contemplated in Section 6(d). The Company shall notify the Holders promptly of the institution, threat or assertion of any Proceeding of which the Company is aware in connection with the transactions contemplated by this Agreement.

            (b) Indemnification by Holders. Each Holder shall, severally and not jointly, indemnify and hold harmless the Company, its directors, officers, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling Persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising solely out of or based solely upon: (x) such Holder's failure to comply with the prospectus delivery requirements of the Securities Act in reselling Registrable Securities or (y) any untrue statement of a material fact contained in the Registration Statement, any Prospectus, or any form of prospectus, or in any amendment or supplement thereto, or arising solely out of or based solely upon any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading to the extent, but only to the extent, that such untrue statement or omission is contained in any information so furnished in writing by such Holder to the Company specifically for inclusion in the Registration Statement or such Prospectus or to the extent that (1) such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder's proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Holder expressly for use in the Registration Statement (it being understood that the Holder has approved Annex A hereto for this purpose), such Prospectus or such form of Prospectus or in any amendment or supplement thereto or (2) in the case of an occurrence of an event of the type specified in
Section 3(c)(ii)-(v), the use by such Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of the Advice contemplated in Section 6(d). In no event shall the liability of any selling Holder hereunder be greater in amount than the dollar amount of the net proceeds received by such Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

            (c) Conduct of Indemnification Proceedings. If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an "Indemnified Party"), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the "Indemnifying Party") in writing, and the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with defense thereof; provided, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have proximately and materially adversely prejudiced the Indemnifying Party.

            An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses; (2) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding; or (3) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and such counsel shall be at the expense of the Indemnifying Party). In the event that the Indemnifying Party is liable to the Indemnified Party for legal expenses, the liability of the Indemnifying Party for such legal expenses shall be limited to the expenses of a single counsel. The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent, which consent shall not be unreasonably withheld. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding.

            All fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, within ten Trading Days of written notice thereof to the Indemnifying Party (regardless of whether it is ultimately determined that an Indemnified Party is not entitled to indemnification hereunder; provided, that the Indemnifying Party may require such Indemnified Party to undertake to reimburse all such fees and expenses to the extent it is finally judicially determined that such Indemnified Party is not entitled to indemnification hereunder).

            (d) Contribution. If a claim for indemnification under Section 5(a) or 5(b) is unavailable to an Indemnified Party (by reason of public policy or otherwise), then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in Section 5(c), any reasonable attorneys' or other reasonable fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section was available to such party in accordance with its terms.

            The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 5(d), no Holder shall be required to contribute, in the aggregate, any amount in excess of the amount by which the proceeds actually received by such Holder from the sale of the Registrable Securities subject to the Proceeding exceeds the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.

            The indemnity and contribution agreements contained in this Section are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties.

         6. Miscellaneous

            (a) Remedies. In the event of a breach by the Company or by a Holder of any of their obligations under this Agreement, each Holder or the Company, as the case may be, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company and each Holder agree that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by them of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, they shall waive the defense that a remedy at law would be adequate.

            (b) No Piggyback on Registrations. Except as and to the extent specified in Schedule 6(b) hereto, neither the Company nor any of its security holders (other than the Holders in such capacity pursuant hereto) may include securities of the Company in the Registration Statement other than the Registrable Securities, and the Company shall not after the date hereof enter into any agreement providing any such right to any of its security holders. Except as and to the extent specified in Schedule 6(b) hereto, the Company has not previously entered into any agreement granting any registration rights with respect to any of its securities to any Person which have not been fully satisfied.

            (c) Compliance. Each Holder covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it in connection with sales of Registrable Securities pursuant to the Registration Statement.

            (d) Discontinued Disposition. Each Holder agrees by its acquisition of such Registrable Securities that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Section 3(c), such Holder will forthwith discontinue disposition of such Registrable Securities under the Registration Statement until such Holder's receipt of the copies of the supplemented Prospectus and/or amended Registration Statement or until it is advised in writing (the "Advice") by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement. The Company may provide appropriate stop orders to enforce the provisions of this paragraph.

            (e) Piggy-Back Registrations. If at any time the Company shall determine to prepare and file with the Commission a registration statement relating to an offering for its own account or the account of others under the Securities Act of any of its equity securities, other than on Form S-4 or Form S-8 (each as promulgated under the Securities Act) or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with stock option or other employee benefit plans, then the Company shall send to each Holder written notice of such determination if at such time such Holder is unable to sell its Registrable Securities without volume restrictions pursuant to Rule 144(k) promulgated under the Securities Act and, if within fifteen days after receipt of such notice, any such Holder shall so request in writing, the Company shall include in such registration statement all or any part of such Registrable Securities such holder requests to be registered, subject to customary underwriter cutbacks applicable to all holders of registration rights.

            (f) Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company and the Holders of the then outstanding Registrable Securities.

            (g) Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section prior to 6:30 p.m. (New York City time) on a Trading Day, (ii) the Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Agreement later than 6:30 p.m. (New York City time) on any date and earlier than 11:59 p.m. (New York City time) on such date, (iii) the Trading Day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as follows:

         If to the Company:  Wilsons The Leather Experts Inc.
                             7401 Boone Avenue North
                             Brooklyn Park, Minnesota 55428
                             Attn: Chief Financial Officer
                             Fax No.: (763) 391-4000

         With a copy to:     Faegre & Benson LLP
                             2200 Wells Fargo Center
                             90 South Street
                             Minneapolis, Minnesota 55420-1650
                             Attn: Wendy B. Mahling, Esq.
                             Fax No.: (612) 766-1600

         If to a Purchaser:  To the address set forth
                             under such Purchaser's name on the signature pages hereto.

         With a copy to:     Seward & Kissel LLP
                             One Battery Park Plaza

                             New York, New York  10004

                             Attention:  Patricia A. Poglinco, Esq.
                             Telephone: (212) 574-1200
                             Telecopy: (212) 480-8421

         If to any other Person who is then the registered Holder:

                             To the address of such Holder as it appears in the stock transfer books of the Company or such other address as may be designated in writing hereafter, in the same manner, by such Person.

            (h) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties and shall inure to the benefit of each Holder. The Company may not assign its rights or obligations hereunder without the prior written consent of each Holder. Each Holder may assign their respective rights hereunder in the manner and to the Persons as permitted under the Purchase Agreement.

            (i) Execution and Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, and all of which taken together shall constitute one and the same Agreement. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.

            (j) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Minnesota, without regard to the principles of conflicts of law thereof. Each party agrees that all Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the State of Minnesota. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the State of Minnesota for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of the any of this Agreement), and hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Proceeding is improper. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. If either party shall commence a Proceeding to enforce any provisions of this Agreement, then the prevailing party in such Proceeding shall be reimbursed by the other party for its attorneys fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Proceeding.

            (k) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

            (l) Independent Nature of Purchasers' Obligations and Rights. The obligations of each Purchaser hereunder is several and not joint with the obligations of any other Purchaser hereunder, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser hereunder. Nothing contained herein or in any other agreement or document delivered at any closing, and no action taken by any Purchaser pursuant hereto or thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert with respect to such obligations or the transactions contemplated by this Agreement. Each Purchaser shall be entitled to protect and enforce its rights, including without limitation the rights arising out of this Agreement, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.

                   [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
                           SIGNATURE PAGES TO FOLLOW]

            IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.


                                    WILSONS THE LEATHER EXPERTS INC.


                                    By: ________________________________________
                                               Name:    Joel N. Waller
                                               Title:   Chief Executive Officer



                   [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
                     SIGNATURE PAGES OF PURCHASER TO FOLLOW]

                                    PENINSULA INVESTMENT PARTNERS, L.P.

                                    By: Peninsula Capital Appreciation, LLC, its
                                            General Partner

                                    By: ________________________________________
                                             Name:    R. Ted Weschler
                                             Title:   Managing Member

                                    Address for Notices:

                                    404B East Main Street, 2nd Floor
                                    Charlottesville, Virginia  22902
                                    Attention:  Mr. R. Ted Weschler
                                    Telephone:  (434) 297-0811
                                    Telecopy:  (434) 220-9321

                                    With a copy to:

                                    Seward & Kissel LLP
                                    One Battery Park Plaza
                                    New York, New York  10004
                                    Attention:  Patricia A. Poglinco, Esq.
                                    Telephone:  (212) 574-1200
                                    Telecopy:  (212) 480-8421

                                    QUAKER CAPITAL PARTNERS I, LP
                                    by Quaker Premier, L.P.


                                    By: ________________________________________
                                             Name:
                                             Title:

                                    Address for Notices:

                                    c/o Quaker Capital Management
                                    401 Wood Street, Suite 1300
                                    Pittsburgh, Pennsylvania  15222
                                    Attention:   Mark Schoeppner
                                    Telephone:  (412) 281-1948
                                    Telecopy:  (412) 281-0323

                                    With a copy to:

                                    Seward & Kissel LLP
                                    One Battery Park Plaza
                                    New York, New York  10004
                                    Attention:  Patricia A. Poglinco, Esq.
                                    Telephone:  (212) 574-1200
                                    Telecopy:  (212) 480-8421

                                    QUAKER CAPITAL PARTNERS II LP
                                    By Quaker Premier II, L.P.


                                    By:________________________________________
                                             Name:
                                             Title:

                                    Address for Notices:

                                    c/o Quaker Capital Management
                                    401 Wood Street, Suite 1300
                                    Pittsburgh, Pennsylvania  15222
                                    Attention:   Mark Schoeppner
                                    Telephone:  (412) 281-1948
                                    Telecopy:  (412) 281-0323

                                    With a copy to:

                                    Seward & Kissel LLP
                                    One Battery Park Plaza
                                    New York, New York  10004
                                    Attention:  Patricia A. Poglinco, Esq.
                                    Telephone:  (212) 574-1200
                                    Telecopy:  (212) 480-8421

                                                                         Annex A


                              Plan of Distribution

         The Selling Shareholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions through one or more underwriters, broker-dealers or agents. If the shares of Common Stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts on commissions or agent's commissions. These sales may be at fixed or negotiated prices. The Selling Shareholders may use any one or more of the following methods when selling shares:

o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

o an exchange distribution in accordance with the rules of the applicable exchange;

o    privately negotiated transactions;

o    short sales;

o broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

o    a combination of any such methods of sale; and

o    any other method permitted pursuant to applicable law.

         The Selling Shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

         Broker-dealers engaged by the Selling Shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

         The Selling Shareholder may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.

         The Selling Shareholders also may transfer and donate the shares of common stock in other circumstances, in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

         The Selling Shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Shareholders have informed the Company that it does not have any agreement or understanding, directly or indirectly, with any person to distribute any of the shares subject to this Registration Statement.

         The Company is required to pay all fees and expenses incident to the registration of the shares. The Company has agreed to indemnify the Selling Shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                                                                       EXHIBIT C

                                VOTING AGREEMENT

            VOTING AGREEMENT, dated as of April 25, 2004 (this "Agreement"), by and among Wilsons The Leather Experts Inc., a Minnesota corporation (the "Company"), and the stockholders of the Company listed on the signature pages hereto under the heading "Stockholders" (each, a "Stockholder", and collectively, the "Stockholders").

            WHEREAS, the Company and certain investors (each, an "Investor", and collectively, the "Investors") have entered into a Common Stock and Warrant Purchase Agreement, dated as of the date hereof (the "Securities Purchase Agreement"), pursuant to which, among other things, the Company has agreed to issue and sell to the Investors and the Investors have, severally and not jointly, agreed to purchase (i) shares of the Company's common stock, par value $.01 per share (the "Common Stock") and (ii) warrants (the "Warrants") which will be exercisable to purchase shares of Common Stock (as exercised collectively, the "Warrant Shares");

            WHEREAS, as of the date hereof, the Stockholders own in the aggregate 2,490,666.80 shares of Common Stock, which represent in the aggregate
(i) approximately 12% of the total issued and outstanding Common Stock of the Company, and (ii) approximately 12% of the total voting power of the Company;

            WHEREAS, as a condition to the willingness of the Investors to enter into the Securities Purchase Agreement and to consummate the transactions contemplated thereby (collectively, the "Transaction"), the Investors have required that the Stockholders agree, and in order to induce the Investors to enter into the Securities Purchase Agreement, the Stockholders have agreed, to enter into this Agreement with respect to all the Common Stock now owned and which may hereafter be acquired by the Stockholders at any time that this Agreement is in effect (the "Shares")and any other securities, if any, which Stockholders are currently entitled to vote, or after the date hereof become entitled to vote, at any meeting of the stockholders of the Company held at any time that this Agreement is in effect (the "Other Securities").

            NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                                    ARTICLE I

                      VOTING AGREEMENT OF THE STOCKHOLDERS

            SECTION 1.01. Voting Agreement. The Stockholders hereby agree that at any meeting of the stockholders of the Company, however called, and in any action by written consent of the Company's stockholders, the Stockholders shall vote the Shares and the Other Securities: (a) in favor of the transactions contemplated by the Securities Purchase Agreement and the documents that, pursuant to the terms of the Securities Purchase Agreement, will be executed as of the date hereof or the Closing Date pursuant to the Securities Purchase Agreement (the "Transaction Documents"), copies of which have been provided to each Stockholder, including the Company's issuance of all of the Common Stock and Warrants pursuant to the Securities Purchase Agreement and other Transaction Documents, all in accordance with the Company's Articles of Incorporation and Bylaws and applicable law and the rules and regulations of the Nasdaq National Market (the "Principal Market"), and (iii) any amendment to the Company's Articles of Incorporation that may be necessary to issue the Securities; and (b) against any proposal or any other corporate action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Securities Purchase Agreement or which could result in any of the conditions to the Company's obligations under the Securities Purchase Agreement not being fulfilled. The Stockholders acknowledge receipt and review of a copy of the Securities Purchase Agreement and the other Transaction Documents. Each Stockholder hereby revokes all proxies and powers of attorney with respect to the Shares and the Other Securities that such Stockholder may have heretofore appointed or granted, and no subsequent proxy or power of attorney shall be given or written consent executed (and if given or executed, shall not be effective) by such Stockholder, with respect to the matters specified in Section 1.01 hereof. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of each Stockholder and any obligation of each Stockholder under this Agreement shall be binding upon the heirs, personal representatives, successors and assigns of such Stockholder. The obligations of the Stockholders under this Section 1.01 shall terminate immediately following the earlier of the occurrence of the Stockholder Approval, as defined in the Securities Purchase Agreement, or the termination of the Securities Purchase Agreement.

                                   ARTICLE II

               REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

            Each Stockholder hereby represents and warrants, severally and not jointly, to each of the Investors as follows:

            SECTION 2.01. Authority Relative to This Agreement. Such Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform his, her or its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Stockholder and constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except (a) as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar laws now or hereafter in effect relating to, or affecting generally, the enforcement of creditors' and other obligees' rights, (b) where the remedy of specific performance or other forms of equitable relief may be subject to certain equitable defenses and principles and to the discretion of the court before which the proceeding may be brought, and (c) where rights to indemnity and contribution thereunder may be limited by applicable law and public policy.

            SECTION 2.02. No Conflict. (a) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder shall not, (i) conflict with or violate any federal, state or local law, statute, ordinance, rule, regulation, order, judgment or decree applicable to such Stockholder or by which the Shares or the Other Securities owned by such Stockholder are bound or affected or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Shares or the Other Securities owned by such Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or the Shares or Other Securities owned by such Stockholder is bound.

            (b) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental entity by such Stockholder, except for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the "1934 Act").

            SECTION 2.03. Title to the Stock. As of the date hereof, except as provided in Appendix A hereto, such Stockholder is the beneficial owner of the number of shares of Common Stock set forth opposite his, her or its name on Appendix A attached hereto, entitled to vote, without restriction, on all matters brought before holders of capital stock of the Company, which Common Stock represents on the date hereof the percentage of the outstanding stock and voting power of the Company set forth on such Appendix. Such Common Stock are all the securities of the Company owned, either of record or beneficially, by such Stockholder. Such Common Stock is owned free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on such Stockholder's voting rights, charges and other encumbrances of any nature whatsoever. Such Stockholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Shares or Other Securities owned by such Stockholder regarding the matters specified in
Section 1.01 hereof. Except as provided in Annex A, such Stockholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Article 1 hereof, sole power of disposition and sole power to agree to all matters set forth in this Agreement.

                                   ARTICLE III

                                    COVENANTS

            SECTION 3.01. No Disposition or Encumbrance of Stock. (a) Each Stockholder hereby covenants and agrees, solely with respect to himself, herself or itself, that such Stockholder shall not offer or agree to sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant a proxy (except a customary revocable proxy in connection with an annual meeting of shareholders, which proxy does not involve the matters set forth in Section 1.01 hereof unless such proxy directs the proxy to vote in accordance with the agreements of the Stockholders set forth in this Agreement) or power of attorney with respect to, or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on Stockholders' voting rights, charge or other encumbrance of any nature whatsoever ("Encumbrance") with respect to the Shares or Other Securities, directly or indirectly, or initiate, solicit or encourage any person to take actions which could reasonably be expected to lead to the occurrence of any of the foregoing.

            SECTION 3.02. Company Cooperation. The Company hereby covenants and agrees that it will not, and each Stockholder irrevocably and unconditionally acknowledges and agrees that the Company will not (and waives any rights against the Company in relation thereto), to the extent permitted by law, recognize any Encumbrance or agreement on any of the Shares or Other Securities subject to this Agreement.

                                   ARTICLE IV

                                  MISCELLANEOUS

            SECTION 4.01. Termination. This Agreement (except for Article IV of this Agreement) shall terminate upon the earlier of the date that each Stockholder votes the Shares and the Other Securities in favor of the items set forth in Section 1.01(a) hereof or the termination of the Securities Purchase Agreement.

            SECTION 4.02. Further Assurances. The Stockholders will execute and deliver such further documents and instruments and take all further action as may be reasonably necessary in order to consummate the transactions contemplated hereby.

            SECTION 4.03. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that any Investor (without being joined by any other Investor) shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity. Any Investor shall be entitled to its reasonable attorneys' fees in any action brought to enforce this Agreement in which it is the prevailing party.

            SECTION 4.04. No Effect on Fiduciary Duties. Nothing herein stated shall limit or otherwise affect the fiduciary duties of any stockholder as an officer or director of the Company. This Agreement only applies to the voting of shares and other securities of the Company by the Stockholders in their capacities as Stockholders.

            SECTION 4.05. Limited Proxy. Notwithstanding anything stated in this Agreement, each Stockholder will retain at all times the right to vote, or authorize a proxy to vote, in such Stockholder's or such proxy's sole discretion, on all matters other than those set forth in Section 1.01, which are at any time and from time to time presented to the Company's shareholders generally.

            SECTION 4.06. Entire Agreement. This Agreement constitutes the entire agreement among the Company and the Stockholders (other than the Securities Purchase Agreement and the other Transaction Documents) with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the Company and the Stockholders with respect to the subject matter hereof.

            SECTION 4.07. Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto; provided, however, that any change that is adverse to the Investors shall require their consent.

            SECTION 4.08. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

            SECTION 4.09. Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of Minnesota, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Minnesota or any other jurisdictions). The parties hereby agree that all actions or proceedings arising directly or indirectly from or in connection with this Agreement shall be subject to the non-exclusive jurisdiction of the courts of the State of Minnesota or the United States District Court for the District of Minnesota. The parties consent to the jurisdiction and venue of the foregoing courts and consent that any process or notice of motion or other application to any of said courts or a judge thereof may be served inside or outside the State of Minnesota by registered mail, return receipt requested, directed to the party being served at its address set forth in Section 4.11 or on the signature pages to this Agreement (and service so made shall be deemed complete three (3) days after the same has been posted as aforesaid) or by personal service or in such other manner as may be permissible under the rules of said courts. Each of the Company and each Stockholder irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding brought in such a court and any claim that suit, action, or proceeding has been brought in an inconvenient forum. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

            SECTION 4.10. Third-Party Beneficiaries. The Investors shall be intended third party beneficiaries of this Agreement to the same extent as if they were parties hereto, and shall be entitled to enforce the provisions hereof.

            SECTION 4.11 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, via facsimile (which is confirmed) or sent by a nationally recognized overnight courier service to the parties at the following addresses (or such other address for a party as shall be specified by like notice):

              If to the Company:

              Wilsons The Leather Experts Inc.
              7401 Boone Avenue North
              Brooklyn Park, MN  55428
              Telephone:     (763) 391-4000
              Facsimile:     (763) 391-4906
              Attention:     Chief Financial Officer

              With a copy to:

              Faegre & Benson LLP
              2200 Wells Fargo Center
              90 South Seventh Street
              Minneapolis, MN  55402-3901
              Telephone:     (612) 766-7000
              Facsimile:     (612) 766-1600
              Attention:     Philip S. Garon

            If to a Stockholder, to its address and facsimile number set forth on the signature page hereto, with copies to such Stockholder's representatives as set forth thereon or to such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. The Company shall send copies of all notices hereunder to each of the Investors.

            IN WITNESS WHEREOF, each Stockholder and the Company has duly executed this Agreement.

                                    THE COMPANY:

                                    WILSONS THE LEATHER EXPERTS, INC.

                                    By:  ___________________________
                                             Name:    Joel N. Waller
                                             Title:   Chief Executive Officer

                      [SIGNATURE PAGE TO VOTING AGREEMENT]



                                    STOCKHOLDERS:

                                    ___________________________
                                    JOEL WALLER

                                    Address:  1201 Yale Place

                                    Minneapolis, MN 55403

                                    ___________________________
                                    SHARON WALLER

                                    Address:  1201 Yale Place
                                    Minneapolis, MN 55403

                                    THE WALLER FAMILY LIMITED PARTNERSHIP

                                    By:  ______________________
                                    Name:  Joel Waller
                                    Title:   General Partner

                                    Address:  1201 Yale Place
                                    Minneapolis, MN 55403

                                    ___________________________
                                    DAVID ROGERS

                                    Address:  2208 E. Huntington Point Road
                                    Minnetonka Beach, MN 55391

                                    ___________________________
                                    DIANE ROGERS

                                    Address:  2208 E. Huntington Point Road
                                    Minnetonka Beach, MN 55391



Voting Agreement-Individual Shareholders

                                                  APPENDIX A
                                           Common Stock      Percentage of       Voting Percentage of
                   Stockholder                Owned          Stock Outstanding   Stock Outstanding
                   -----------                -----          -----------------   -----------------
Joel Waller                                 977,504.30              4.7                   4.7

Sharon Waller                                 1,500.00               *                     *

The Waller Family Limited Partnership       150,000.00               .7                    .7

David Rogers                                 41,500.00               .2                    .2

David Rogers and Diane Rogers, Jointly    1,320,162.50              6.3                   6.3

                                                                       EXHIBIT D

                                VOTING AGREEMENT

            VOTING AGREEMENT, dated as of April 25, 2004 (this "Agreement"), by and among Wilsons The Leather Experts Inc., a Minnesota corporation (the "Company"), and Peninsula Investment Partners, L.P. (the "Stockholder").

            WHEREAS, the Company and certain, investors including the Stockholder (each, an "Investor", and collectively, the "Investors") have entered into a Common Stock and Warrant Purchase Agreement, dated as of the date hereof (the "Securities Purchase Agreement"), pursuant to which, among other things, the Company has agreed to issue and sell to the Investors and the Investors have, severally and not jointly, agreed to purchase (i) shares of the Company's common stock, par value $.01 per share (the "Common Stock") and (ii) warrants (the "Warrants") which will be exercisable to purchase shares of Common Stock (as exercised collectively, the "Warrant Shares");

            WHEREAS, as of the date hereof, the Stockholder owns the aggregate number of shares of Common Stock set forth in Annex A, which represent (i) approximately 13% of the total issued and outstanding Common Stock of the Company, and (ii) approximately 13% of the total voting power of the Company;

            WHEREAS, as a condition to the willingness of the Company to enter into the Securities Purchase Agreement and to consummate the transactions contemplated thereby (collectively, the "Transaction"), the Company has required that the Stockholder agree, and in order to induce the Company to enter into the Securities Purchase Agreement, the Stockholder has agreed, to enter into this Agreement with respect to all the Common Stock now owned and which may hereafter be acquired by the Stockholder at any time that this Agreement is in effect (the "Shares")and any other securities, if any, which the Stockholder is currently entitled to vote, or after the date hereof becomes entitled to vote, at any meeting of the stockholders of the Company held at any time that this Agreement is in effect (the "Other Securities").

            NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                                    ARTICLE I

                       VOTING AGREEMENT OF THE STOCKHOLDER

            SECTION 1.01. Voting Agreement. The Stockholder hereby agrees that at any meeting of the stockholders of the Company, however called, and in any action by written consent of the Company's stockholders, the Stockholder shall vote the Shares and the Other Securities: (a) in favor of the transactions contemplated by the Securities Purchase Agreement and the documents that, pursuant to the terms of the Securities Purchase Agreement, will be executed as of the date hereof or the Closing Date pursuant to the Securities Purchase Agreement (the "Transaction Documents"), copies of which have been provided to the Stockholder, including the Company's issuance of all of the Common Stock and Warrants pursuant to the Securities Purchase Agreement and other Transaction Documents, and (iii) any amendment to the Company's Articles of Incorporation that may be necessary to issue the Securities; and (b) against any proposal or any other corporate action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Securities Purchase Agreement or which could result in any of the conditions to the Company's obligations under the Securities Purchase Agreement not being fulfilled. The Stockholder acknowledges receipt and review of a copy of the Securities Purchase Agreement and the other Transaction Documents. The Stockholder hereby revokes all proxies and powers of attorney with respect to the Shares and the Other Securities that the Stockholder may have heretofore appointed or granted, and no subsequent proxy or power of attorney shall be given or written consent executed (and if given or executed, shall not be effective) by the Stockholder, with respect to the matters specified in Section 1.01 hereof. Any obligation of the Stockholder under this Agreement shall be binding upon the successors and assigns of the Stockholder. The obligations of the Stockholder under this Section 1.01 shall terminate immediately following the earlier of the occurrence of the Stockholder Approval, as defined in the Securities Purchase Agreement, or the termination of the Securities Purchase Agreement.

                                   ARTICLE II

                REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

            The Stockholder hereby represents and warrants to each of the Investors as follows:

            SECTION 2.01. Authority Relative to This Agreement. The Stockholder has all necessary power and authority, including partnership power and authority, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder and constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except (a) as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar laws now or hereafter in effect relating to, or affecting generally, the enforcement of creditors' and other obligees' rights, (b) where the remedy of specific performance or other forms of equitable relief may be subject to certain equitable defenses and principles and to the discretion of the court before which the proceeding may be brought, and (c) where rights to indemnity and contribution thereunder may be limited by applicable law and public policy.

            SECTION 2.02. No Conflict. (a) The execution and delivery of this Agreement by the Stockholder does not, and the performance of this Agreement by the Stockholder shall not, (i) conflict with or violate the partnership agreement of the Stockholder or any federal, state or local law, statute, ordinance, rule, regulation, order, judgment or decree applicable to the Stockholder or by which the Shares or the Other Securities owned by the Stockholder are bound or affected or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Shares or the Other Securities owned by the Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or the Shares or Other Securities owned by the Stockholder is bound.

            (b) The execution and delivery of this Agreement by the Stockholder does not, and the performance of this Agreement by the Stockholder shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental entity by the Stockholder, except for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the "1934 Act").

            SECTION 2.03. Title to the Stock. As of the date hereof, except as provided in Appendix A hereto, the Stockholder is the beneficial owner of the number of shares of Common Stock set forth opposite its name on Appendix A attached hereto, entitled to vote, without restriction, on all matters brought before holders of capital stock of the Company, which Common Stock represents on the date hereof the percentage of the outstanding stock and voting power of the Company set forth on such Appendix. Such Common Stock are all the securities of the Company owned, either of record or beneficially, by the Stockholder. Such Common Stock is owned free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Stockholder's voting rights, charges and other encumbrances of any nature whatsoever. The Stockholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Shares or Other Securities owned by the Stockholder regarding the matters specified in Section
1.01 hereof. Except as provided in Annex A, the Stockholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Article 1 hereof, sole power of disposition and sole power to agree to all matters set forth in this Agreement.

                                   ARTICLE III

                                    COVENANTS

            SECTION 3.01. No Disposition or Encumbrance of Stock. (a) The Stockholder hereby covenants and agrees that the Stockholder shall not offer or agree to sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant a proxy (except a customary revocable proxy in connection with an annual meeting of shareholders, which proxy does not involve the matters set forth in
Section 1.01 hereof unless such proxy directs the proxy to vote in accordance with the agreements of the Stockholder set forth in this Agreement) or power of attorney with respect to, or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on the Stockholder's voting rights, charge or other encumbrance of any nature whatsoever with respect to the Shares or Other Securities, directly or indirectly, or initiate, solicit or encourage any person to take actions which could reasonably be expected to lead to the occurrence of any of the foregoing.

                                   ARTICLE IV

                                  MISCELLANEOUS

            SECTION 4.01. Termination. This Agreement (except for Article IV of this Agreement) shall terminate upon the earlier of the date that the Stockholder votes the Shares and the Other Securities in favor of the items set forth in Section 1.01(a) hereof or the termination of the Securities Purchase Agreement.

            SECTION 4.02. Further Assurances. The Stockholder will execute and deliver such further documents and instruments and take all further action as may be reasonably necessary in order to consummate the transactions contemplated hereby.

            SECTION 4.03. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the Company shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity. The Company shall be entitled to its reasonable attorneys' fees in any action brought to enforce this Agreement in which it is the prevailing party.

            SECTION 4.04. Limited Proxy. Notwithstanding anything stated in this Agreement, the Stockholder will retain at all times the right to vote, or authorize a proxy to vote, in the Stockholder's or such proxy's sole discretion, on all matters other than those set forth in Section 1.01, which are at any time and from time to time presented to the Company's shareholders generally.

            SECTION 4.05. Entire Agreement. This Agreement constitutes the entire agreement among the Company and the Stockholder (other than the Securities Purchase Agreement and the other Transaction Documents) with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the Company and the Stockholder with respect to the subject matter hereof.

            SECTION 4.06. Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

            SECTION 4.07. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to either party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

            SECTION 4.08. Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of Minnesota, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Minnesota or any other jurisdictions). The parties hereby agree that all actions or proceedings arising directly or indirectly from or in connection with this Agreement shall be subject to the non-exclusive jurisdiction of the courts of the State of Minnesota or the United States District Court for the District of Minnesota. The parties consent to the jurisdiction and venue of the foregoing courts and consent that any process or notice of motion or other application to any of said courts or a judge thereof may be served inside or outside the State of Minnesota by registered mail, return receipt requested, directed to the party being served at its address set forth in Section 4.09 or on the signature pages to this Agreement (and service so made shall be deemed complete three (3) days after the same has been posted as aforesaid) or by personal service or in such other manner as may be permissible under the rules of said courts. Each of the Company and the Stockholder irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding brought in such a court and any claim that suit, action, or proceeding has been brought in an inconvenient forum. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

            SECTION 4.09. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, via facsimile (which is confirmed) or sent by a nationally recognized overnight courier service to the parties at the following addresses (or such other address for a party as shall be specified by like notice):

              If to the Company:

                Wilsons The Leather Experts Inc.
                7401 Boone Avenue North
                Brooklyn Park, MN  55428
                Telephone:     (763) 391-4000
                Facsimile:     (763) 391-4906
                Attention:     Chief Financial Officer



              With a copy to:

                Faegre & Benson LLP
                2200 Wells Fargo Center
                90 South Seventh Street
                Minneapolis, MN  55402-3901
                Telephone:     (612) 766-7000
                Facsimile:     (612) 766-1600
                Attention:     Philip S. Garon

            If to the Stockholder, to its address and facsimile number set forth on the signature page hereto, with copies to the Stockholder's representatives as set forth thereon or to such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change.

            IN WITNESS WHEREOF, the Stockholder and the Company has duly executed this Agreement.

                                    THE COMPANY:

                                    WILSONS THE LEATHER EXPERTS, INC.

                                    By:  ___________________________
                                             Name:    Joel N. Waller
                                             Title:   Chief Executive Officer



Voting Agreement - Peninsula

                      [SIGNATURE PAGE TO VOTING AGREEMENT]

                                    STOCKHOLDER:

                                    PENINSULA INVESTMENT PARTNERS, L.P.

                                    By: Peninsula Capital Appreciation, LLC, its
                                            General Partner

                                    By: ___________________________
                                         Name:   R. Ted Weschler
                                         Title:  Managing Member

                                         404B East Main Street, 2nd Floor
                                         Charlottesville, Virginia  22902
                                         Attention:  Mr. R. Ted Weschler
                                         Telephone:  (434) 297-0811
                                         Telecopy:  (434) 220-9321

                                         With a copy to:

                                         Seward & Kissel LLP
                                         One Battery Park Plaza
                                         New York, New York  10004A
                                         Attention:  Patricia A. Poglinco, Esq.
                                         Telephone:  (212) 574-1200
                                         Telecopy:  (212) 480-8421

                                             APPENDIX A

                                     Common Stock     Percentage of         Voting Percentage of
          Stockholder                Owned            Stock Outstanding     Stock Outstanding
          -----------                -----            -----------------     -----------------
Peninsula Investment Partners, L.P.  2,667,000              12.8%                 12.8%


                                                                       EXHIBIT E


         1. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Minnesota and has the requisite corporate power to own and use its properties and assets and to carry on its business as described in the SEC reports.

         2. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents and otherwise to carry out its obligations thereunder.

         3. The execution and delivery of each of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated thereby prior to the Closing have been duly authorized by all necessary corporate action on the part of the Company.

         4. Each of the Transaction Documents have been duly executed and delivered by the Company and constitute valid and binding obligations of the Company enforceable against the Company in accordance with its terms.

         5. The Initial Warrants are duly authorized, validly issued and outstanding, fully paid and nonassessable. The Warrant Shares issuable upon exercise of the Initial Warrants have been reserved for issuance based upon the initial Exercise Price of the Initial Warrants and, when issued upon exercise of the Initial Warrants in accordance with their terms, will be duly authorized, validly issued and outstanding, fully paid and nonassessable.

                                                                       EXHIBIT F

         1. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Minnesota and has the requisite corporate power and authority to own and use its properties and assets and to carry on its business as described in the SEC Reports.

         2. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents and otherwise to carry out its obligations thereunder.

         3. The execution and delivery of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of the Company. Either the Stockholder Approval has been obtained or no such approval is required under the rules of the National Association of Securities Dealers, Inc. in order for the Company to consummate the transactions contemplated by the Transaction Documents.

         4. Each of the Transaction Documents has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

         5. Except for any mandatory prepayment of the Senior Notes due August 15, 2004 that would result from any change in control of the Company resulting from the consummation of the transactions contemplated by the Transaction Documents, the execution, delivery and performance by the Company of the Transaction Documents and the consummation by the Company of the transactions contemplated thereby do not and will not (i) violate any provision of the Company's articles of incorporation or bylaws, or (ii) constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any of the Material Contracts, or (iii) result in a violation of any law, rule or regulation of the United States or the State of Minnesota applicable to the Company or of any order, judgment, injunction, decree or other restriction of any court or governmental authority known to us that names the Company and is specifically directed to it or its property; except, in the case of each of clauses (ii) and (iii), such as would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

         6. Except for consents, waivers, authorizations, orders, notices, filings and registrations contemplated by the Registration Rights Agreement, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any federal or Minnesota State governmental authority in connection with the execution, delivery and performance by the Company of the Transaction Documents.

         7. The Shares and the Warrants that are required to be issued at the Closing, when issued and paid for in accordance with the terms of the Purchase Agreement, will be duly authorized, validly issued and outstanding, fully paid and nonassessable. The Warrant Shares issuable upon exercise of the Warrants have been reserved for issuance based upon the initial Warrant Purchase Price and, when issued upon exercise of the Warrants in accordance with their terms, will be duly authorized, validly issued and outstanding, fully paid and nonassessable.

         8. The authorized capital stock of the Company consists of (i) 150,000,000 shares of Common Stock, and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share. No securities of the Company will be entitled to preemptive or similar rights under the Company's articles of incorporation or bylaws or under the Minnesota Business Corporation Act or under any of the Material Contracts as a result of the issuance and sale of the Shares, the Warrants or the Warrant Shares.

         9. No registration under the Securities Act is required for the offer and sale of the Shares, the issuance of the Warrants or the offer of the Warrant Shares by the Company to the Purchasers as contemplated by the Transaction Documents, subject to the timely filing by the Company of a Form D pursuant to Regulation D promulgated by the Commission under the Securities Act.

         10. To our knowledge there is no action, suit, inquiry, notice of violation, proceeding or investigation pending or overtly threatened in writing against the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) which challenges the legality, validity or enforceability of any of the Transaction Documents.